7/16

02042652

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Pharmaceutical Enterprise & Investment Corp Ltd

*CURRENT ADDRESS

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4135 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/16/02

82-4135

CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

中國製藥企業投資有限公司

ANNUAL REPORT 2001

CONTENTS

DIRECTORS

Executive:
CAI Dong Chen *(Chairman)*
DING Er Gang
LIU Yi
QU Ji Guang
WANG Xian Jun
WEI Fu Min
YUE Jin

Independent Non-executive:
HUO Zhen Xing
LEE Ka Sze, Carmelo
QI Mou Jia

SOLICITORS
Woo, Kwan, Lee & Lo
27th Floor, Jardine House
1 Connaught Place
Hong Kong

AUDITORS
Deloitte Touche Tohmatsu
Certified Public Accountants
26th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

AUTHORISED REPRESENTATIVES
DING Er Gang
WANG Xian Jun

COMPANY SECRETARY
LEE Ka Sze, Carmelo

REGISTERED OFFICE
Rooms 2802-2806
28th Floor
Office Tower
Convention Plaza
1 Harbour Road
Wanchai
Hong Kong

SHARE REGISTRAR AND TRANSFER OFFICE
Secretaries Limited
5th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

PRINCIPAL BANKERS
The CITIC Ka Wah Bank Limited
The Industrial and Commercial Bank of China Shijiazhuang Branch

STOCK EXCHANGE
The Stock Exchange of Hong Kong Limited


China Pharmaceutical Enterprise and Investment Corporation Limited
100%
99%
100%
100%
100%
100%
100%
100%
100%
99%
99%
99%
Tin Lon Investment Limited
Hebei Zhongrun Pharmaceutical Co., Ltd.
Weisheng Pharmaceutical (Shijiazhuang) Co., Ltd.
Vitam Pharmaceutical (Shijiazhuang) Co., Ltd.
Zhongxing Pharmaceutical (Shijiazhuang) Co., Ltd.
Golden Wing Limited
Unity Pacific Limited
China Antibiotic Pharmaceutical Corporation Limited
Netcom Resources Limited
Hebei Zhonghe Pharmaceutical Co., Ltd.
Hebei Fenghua Pharmaceutical Co., Ltd.
Shijiazhuang Jiafi Pharmaceutical Co., Ltd.
26.01%
72.99%
50%
90%
80%
30%
Hebei Zhongkang Pharmaceutical Co., Ltd.
Hebei Huarong Pharmaceutical Co., Ltd.
M2b.com.hk Limited
China Nutraceuticals Limited
Rigg Far East Limited

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Boardroom, Mezzanine Floor, Renaissance Harbour View Hotel, 1 Harbour Road, Wanchai, Hong Kong on Monday, May 27, 2002 at 10:00 a.m. for the following purposes: –

1. To receive and consider the audited financial statements, the report of the directors and the report of auditors for the year ended December 31, 2001.

2. To declare a final dividend.

3. To re-elect directors and to fix the remuneration of directors.

4. To re-appoint auditors and to authorize the directors to fix their remuneration.

By Order of the Board
LEE Ka Sze, Carmelo
Secretary

Hong Kong, April 22, 2002

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, the form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority must be lodged with the registered office of the Company at Rooms 2802-2806, 28th Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. The register of members will be closed from Tuesday, May 21, 2002, to Monday, May 27, 2002, both dates inclusive, during which period no transfer of shares will be registered. In order to qualify for the proposed final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar and transfer office, Secretaries Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Friday, May 17, 2002.



On behalf of the Board of Directors (the "Directors"), I am pleased to present the annual report of the Company for the year ended December 31, 2001.

RESULTS

The Group reported turnover of HK$1,168,244,000 for the year ended December 31, 2001, representing an increase of 17% over the previous year. Profit attributable to shareholders for the year amounted to HK$140,006,000, representing an increase of 74% as compared with the previous year. The growth in turnover and profit was a combined result of our expanded production of 7-ACA series, the upturn in the market of penicillin series as well as our efforts in controlling production costs.

DIVIDEND

The Directors recommends the payment of a final dividend of HK3.6 cents per share for the year ended December 31, 2001 (2000: Nil)

BUSINESS REVIEW AND PROSPECTS

Production and sales

All the production lines of the Group have attained full capacity in the year. The output of the three major series of the Group has reached record high with equally strong sales figures. Products under the three major series have been further diversified with as many as 15 products. Currently the sales of the Group are widely distributed with no single product accounting for more than 20% of total sales, thus greatly minimizing the risk of the Group on the reliance of a particular product.

Penicillin series

The output of penicillin for the year reached 2,787 tonnes, an increase of 12% over the previous year. Sales increased by 19%, reflecting the increment of the product prices of the series. The series continued to be the largest revenue contributor of the Group and accounted for 44% of the Group's sales for the year.

We believe that the favourable market conditions of the series will sustain in the year 2002.

7-ACA series

The output of 7-ACA for the year reached 295 tonnes, which is the first time for the output to reach the original designed capacity. The output increased by 43% as compared with the previous year. The output of cefazolin, a downstream product, reached 146 tonnes, an increase of 47% over the previous year. The sales of the series increased by 53% as compared with the previous year, accounting for 30% of the Group's sales. In addition, there are a number of cephalosporin products under development, among which cefoperazone and cefradine have already been put into production.

With the completion of the expansion project of the 7-ACA production lines during the year, the Group's production capacity of 7-ACA has reached 800 tonnes per annum. The Group has now become the largest manufacturer of 7-ACA in Asia as well as a major supplier of the product in the markets of China, East Asia and India. We believe that with the expanded production capacity, our advantage in the market will be further strengthened and the series will become the major source of the growth in the Group's revenue and profit.

Vitamin C series

The output of vitamin C increased 7% to 11,222 tonnes this year, whereas product prices declined by approximately 20% on average. Sales decreased by 10% over previous year and contribution of the series to the Group's sales was furthered lowered to 25%. The market of the vitamin C products has been undergoing a profound consolidation. The Company will monitor the development closely and act responsively to adjust the product mix in order to minimize the impact of the market consolidation.

Product cost and profit margin

Through adopting effective cost control measures and making use of new technology and equipment, the costs of all our products have been lowered by different degrees. Among which the cost of cefazolin has been lowered by 25%, whereas the costs of 7-ACA, vitamin C and amoxicillin have been lowered by more than 10%. This reduction in production costs coupled with the improved market conditions of 7-ACA and penicillin series enabled the Group to attain a gross profit margin of 28%, an increase of 3% over last year.

Acquisition and disposal of assets

On April 22, 2002, the Company has entered into an agreement to acquire certain preparation production lines. After completion of the acquisition, the Group's product portfolio will diversify from bulk pharmaceutical products to both bulk and preparation pharmaceutical products. With the additions of preparation products, the market realm of the Group will be significantly expanded and that will be greatly beneficial to the development of new products in the future. The acquisition will also strengthen the Group's capital base and earning base and generate substantial revenue.

The Group has disposed of its theobromine business during the year in order to eliminate its non-core loss-making business.

Development of new drug

The development of butylphthalide, a category one new drug in the PRC, by the Group has passed the third phase of clinical trial. Application for approval has been made to the State Drug Administration. Due to the stringent requirement for the approval of category one new drug, it is anticipated that approval for production will be obtained in the second or third quarter of 2002. The Group has already been working on the establishment of the production line for the product, so that the product could be introduced to the market once approval is obtained.

Outlook

In the year 2002, the Group will concentrate on:

1. Production and sale: Production of existing products will be maintained at full capacity, with focus on the 7-ACA series and other new products. With the expansion of the production capacity of the 7-ACA series, it is believed that the turnover and profit of the Group for the year 2002 will have substantial increment.

2. Market expansion: More effort will be put to the market development of the preparation products in order to swiftly secure a strong position in the new market realm. Once the approval is granted, butylphthalide will be introduced to the market. It is hoped that satisfactory sales can be achieved from the new business in the year 2002.

3. Acquisition and development: The Group will closely look for good acquisition opportunities with a view to expanding its asset and business base. At the same time, the Group is considering the possibility of re-structuring a portion of its assets and business to be listed in the ''A Share'' stock market in the PRC. The Company will make announcement about the related development as and when appropriate.

FINANCIAL REVIEW

As at December 31, 2001, the Group's total bank borrowings was HK$469 million, an increase of HK$26 million as compared to HK$443 million at the last year end date, and the maturity profile spread over a period of four years with HK$303 million repayable within 1 year and HK$166 million within 2 to 4 years.

Gearing ratio was 22%, which was calculated on the basis of the Group's net bank borrowings (after deducting cash and bank balances of HK$180 million) over shareholders' funds at the year end date.

The majority of the Group's bank borrowings, approximately 71% at the year end date, was in Renminbi with the balance in Hong Kong dollars. As the Group derives its revenue mainly in Renminbi, its exposure to foreign exchange rate fluctuations is not significant.

EMPLOYEES

At the year end date, the Group has approximately 4,310 employees, the majority of them are employed in the PRC. They are remunerated at market level with benefits such as medical, retirement benefit and share option scheme.

AUTHORISED SHARE CAPITAL

The Directors proposes to increase the authorised share capital of the Company from HK$150,000,000 to HK$300,000,000 by the creation of an additional 1,500,000,000 new shares of HK$0.10 each in the capital of the Company so that a sufficient number of unissued shares are available for future purpose.

ACKNOWLEDGEMENT

On behalf of the Directors, I would like to take this opportunity to express our sincere thanks to our shareholders for their support and to our staff for their commitment and diligence during the year.

CAI Dong Chen
Chairman

Hong Kong, April 22, 2002

DIRECTORS' REPORT

The directors present their annual report and the audited financial statements for the year ended December 31, 2001.

PRINCIPAL ACTIVITIES

The Company is an investment holding company. Details of the activities of its subsidiaries are set out in note 41 to the financial statements.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended December 31, 2001, the aggregate sales attributable to the Group's five largest customers comprised approximately 39% of the Group's total sales and the sales attributable to the Group's largest customer was approximately 14%, being sales to companies, other than members of the group, controlled by the Company's ultimate holding company, Shijiazhuang Pharmaceutical Group Company Limited (''SPG'').

The aggregate purchases during the year attributable to the Group's five largest suppliers were less than 30% of the Group's total purchases.

Other than SPG, none of the directors, their associates or any shareholders of the Company which, to the knowledge of the directors, owned more than 5% of the Company's issued share capital, had any beneficial interest in the customers mentioned above.

RESULTS AND APPROPRIATIONS

The results of the Group and appropriations of the Company for the year ended December 31, 2001 are set out in the consolidated income statement on page 17 of the annual report and the accompanying notes to the financial statements.

The directors recommend a final dividend of HK3.6 cents per share.

RESERVES

Details of movements in the reserves of the Group and of the Company during the year are set out in note 29 to the financial statements.

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group incurred costs mainly for the construction of new factory buildings and plant and machinery for the expansion of the production facilities of 7-ACA products and the refinement of production facilities of cefazolin and 7-ACA products. Details of these and other movements in the property, plant and equipment of the Group during the year are set out in note 11 to the financial statements.

SHARE CAPITAL, WARRANTS AND SHARE OPTIONS

Details of movements in the issued share capital, warrants and share options of the Company are set out in notes 26, 27 and 28 to the financial statements, respectively.

DIRECTORS AND DIRECTORS' SERVICE CONTRACTS

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Cai Dong Chen, *Chairman*	
Ding Er Gang	
Wang Xian Jun	
Wei Fu Min	
Liu Yi	(appointed on February 22, 2001)
Qu Ji Guang	(appointed on February 22, 2001)
Yue Jin	(appointed on February 22, 2001)
Wei Guo Ping	(passed away on March 19, 2002)

Independent non-executive directors:

Huo Zhen Xing
Lee Ka Sze, Carmelo
Qi Mou Jia

In accordance with the Company's Articles of Association 101, Messrs. Cai Dong Chen, Wang Xian Jun and Qi Mou Jia retire by rotation at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

The term of office of each independent non-executive director is the period up to his retirement by rotation in accordance with the Company's Articles of Association.

None of the directors being proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries, which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

CAI Dong Chen

Appointed as a director of the Company in 1998. Mr. Cai, aged 48, senior engineer, is the Chairman of SPG. Mr. Cai graduated from Hebei Pharmaceutical Finance College, the People's Republic of China (the ''PRC'') in 1972. He joined Hebei Pharmaceutical Factory (''HPF''), the PRC in 1972 as a technician and was appointed factory manager of HPF in 1984. Mr. Cai has over twenty years of management experience in the pharmaceutical industry.

DING Er Gang

Appointed as a director of the Company in 1997. Mr. Ding, aged 41, is an economist. He graduated from Hebei College of Economic, the PRC and joined Hebei Province Municipal Planning Research Centre as an assistant researcher. Mr. Ding is responsible for the overall financial management.

WANG Xian Jun

Appointed as a director of the Company in 1994. Mr Wang, aged 39, is a senior engineer. He graduated from Beijing Chemical Industrial College, the PRC in 1987 with a master degree in chemical engineering. Mr. Wang is responsible for liaison with investors and intermediaries.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT – continued

WEI Fu Min

Appointed as a director of the Company in 1994. Mr. Wei, aged 55, is a senior engineer. He graduated from Tianjin Industrial College, the PRC in 1970. Mr. Wei has over twenty years of technical and management experience in the pharmaceutical industry. Mr. Wei is responsible for the overall technical and production control of the Group's production.

LIU Yi

Appointed as a director of the Company in 2001. Mr. Liu, aged 48, graduated from Beijing University, the PRC in 1980. Mr. Liu has over twenty years of management experience in the pharmaceutical industry.

QU Ji Guang

Appointed as a director of the Company in 2001. Mr. Qu, aged 47, has over twenty years of marketing and management experience in the pharmaceutical industry.

YUE Jin

Appointed as a director of the Company in 2001. Mr. Yue, aged 38, graduated from Hebei University, the PRC in 1985. Mr. Yue has over fifteen years of product development and project management experience in the pharmaceutical industry.

HUO Zhen Xing

Appointed as a non-executive director of the Company in 1994. Mr. Huo, aged 65, was the former head of Industrial and Commercial Bank of China, Hebei Province branch and Shijiazhuang sub-branch.

LEE Ka Sze, Carmelo

Appointed as a non-executive director of the Company in 1996. Mr. Lee, aged 42, is a solicitor by profession and is a partner of a Hong Kong law firm.

QI Mou Jia

Appointed as a non-executive director of the Company in 1996. Mr. Qi, aged 68, is a senior engineer. He is a former director of State Drug Administration of China (''SDA''). He was the deputy chairman and chairman of SDA in 1978 and 1982-1994 respectively.

DIRECTORS' INTERESTS IN SECURITIES

As at December 31, 2001, none of the directors or their associates had any personal, family, corporate or other interest in the ordinary shares of the Company as recorded in the register maintained by the Company pursuant to Section 29 of Hong Kong Securities (Disclosure of Interests) Ordinance (the ''SDI Ordinance'').

As at December 31, 2001, other than as disclosed in the section ''Share Options'', none of the directors, the chief executives or their associates had any interests in the securities of the Company or any of its associated corporations as defined in the SDI Ordinance and none of the directors or their spouses, or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the year.

SHARE OPTIONS

The Company's Share Option Scheme (the "Scheme") was adopted on May 27, 1994 for the primary purpose of providing incentives to directors and eligible employees, and will expire on May 26, 2004. Under the Scheme, the Company may grant to employees of the Group, including executive directors, options to subscribe for shares in the Company for a consideration of HK$1 for each lot of share options granted. Option granted should be accepted within 28 days from the date of grant, upon payment of the consideration. The subscription price, subject to adjustment, is the higher of the nominal value of the shares and an amount which is based on 80% of the average of the last dealt prices of the shares of the Company on the five trading days immediately before the option is granted. Options granted are exercisable for a period to be notified by the board of directors to each grantee and in any event such period of time shall not exceed a period of three years commencing on the expiry of six months after the date on which the option is accepted and shall expire at the end of such three year period or May 26, 2004 whichever is earlier.

At December 31, 2001, the number of shares in respect of which options had been granted and remained outstanding under the Scheme was 94,784,000 representing 7.6% of the shares of the Company in issue at that date. The maximum number of shares in respect of which options may be granted cannot exceed 10% of the issued share capital of the Company from time to time.

No employee shall be granted an option which, if exercised in full, would result in such employee becoming entitled to subscribe for such number of shares as, when aggregated with the total number of shares already issued under all the options previously granted to him which have been exercised, and, issuable under all the options previously granted to him which are for the time being subsisting and unexercised, would exceed 25% of the aggregate number of shares for the time being issued and issuable under the Scheme. During the year, the Company received HK$18 as consideration for share options granted.

The following table discloses movements in the Company's share options during the year and options outstanding at the beginning and the end of the year:

				Number of share options			
Directors	Date of grant	Exercisable period	Exercise price	Outstanding at 1.1.2001	Granted during the year	Lapsed during the year	Outstanding at 12.31.2001
Cai Dong Chen	10.31.1997	5.1.1998 to 4.30.2001	HK$0.81	1,450,000	–	(1,450,000)	–
	3.27.2000	9.28.2000 to 9.27.2003	HK$0.62	10,000,000	–	–	10,000,000
	8.15.2001	2.16.2002 to 5.26.2004	HK$0.61	–	5,000,000	–	5,000,000
Ding Er Gang	10.31.1997	5.1.1998 to 4.30.2001	HK$0.81	1,450,000	–	(1,450,000)	–
	3.27.2000	9.28.2000 to 9.27.2003	HK$0.62	5,000,000	–	–	5,000,000
	8.15.2001	2.16.2002 to 5.26.2004	HK$0.61	–	3,000,000	–	3,000,000
Wang Xian Jun	3.27.2000	9.28.2000 to 9.27.2003	HK$0.62	5,000,000	–	–	5,000,000
	8.15.2001	2.16.2002 to 5.26.2004	HK$0.61	–	3,000,000	–	3,000,000
Wei Fu Min	8.15.2001	2.16.2002 to 5.26.2004	HK$0.61	–	4,304,000	–	4,304,000
Liu Yi	2.19.2000	8.20.2000 to 8.19.2003	HK$0.67	1,306,000	–	–	1,306,000
	8.15.2001	2.16.2002 to 5.26.2004	HK$0.61	–	3,000,000	–	3,000,000

SHARE OPTIONS – continued

				Number of share options			
Directors	Date of grant	Exercisable period	Exercise price	Outstanding at 1.1.2001	Granted during the year	Lapsed during the year	Outstanding at 12.31.2001
Qu Ji Guang	2.19.2000	8.20.2000 to 8.19.2003	HK$0.67	1,304,000	–	–	1,304,000
	8.15.2001	2.16.2002 to 5.26.2004	HK$0.61	–	3,000,000	–	3,000,000
Yue Jin	2.19.2000	8.20.2000 to 8.19.2003	HK$0.67	1,304,000	–	–	1,304,000
	8.15.2001	2.16.2002 to 5.26.2004	HK$0.61	–	3,000,000	–	3,000,000
				26,814,000	24,304,000	(2,900,000)	48,218,000
Employees	10.31.1997	5.1.1998 to 4.30.2001	HK$0.81	25,100,000	–	(25,100,000)	–
	2.19.2000	8.20.2000 to 8.19.2003	HK$0.67	26,086,000	–	–	26,086,000
	8.15.2001	2.16.2002 to 5.26.2004	HK$0.61	–	20,480,000	–	20,480,000
				51,186,000	20,480,000	(25,100,000)	46,566,000
				78,000,000	44,784,000	(28,000,000)	94,784,000

The fair value of the options granted in the current year totalled approximately HK$4,501,000. The following significant assumptions were used to derive the fair values using the Black-Scholes option pricing model:

1) an expected volatility of 68%;

2) annual dividend of 30% of earnings; and

3) Hong Kong Exchange Fund Notes rates of 4.295% and based on the estimated expected life of 2.8 years.

No charge is recognised in the income statement in respect of the value of options granted during the year.

ARRANGEMENT TO PURCHASE SHARES OR DEBENTURES

Other than as disclosed above, at no time during the year was the Company or any of its holding companies or its fellow subsidiaries or its subsidiaries a party to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

DIRECTORS' INTERESTS IN CONTRACTS

Woo, Kwan, Lee & Lo, a firm of solicitors of which Mr. Lee Ka Sze, Carmelo is a partner, rendered professional services to the Group for which it received normal remuneration.

Other than the above, no contracts of significance subsisted at any time during the year to which the Company, its holding company or any of its subsidiaries or fellow subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly.

SUBSTANTIAL SHAREHOLDER

As at December 31, 2001, the register of substantial shareholders maintained by the Company pursuant to Section 16(1) of the SDI Ordinance shows that the following shareholder had an interest of 10% or more in the issued share capital of the Company:

Name of shareholder	Number of ordinary shares of the Company held	Percentage of issued share capital
SPG	651,054,779 *(Note)*	52.49%

Save as disclosed above, the Company has not been notified of any other interests representing 10% or more of the issued share capital of the Company as at December 31, 2001.

Note: Out of the 651,054,779 shares, 25,000,000 shares are held by Mr. Ding Er Gang, an executive director of the Company, as trustee for SPG, 16,729,762 shares are held by China Charmaine Pharmaceutical Company Limited, a wholly-owned subsidiary of SPG.

CONNECTED TRANSACTIONS

Details of the discloseable connected transactions during the year are set out in note 40(I) to the financial statements. In the opinion of the independent non-executive directors, the above transactions were entered into by the Group:

(i) in the ordinary and usual course of the Group's business;

(ii) on normal commercial terms or on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(iii) in accordance with the terms of the agreements governing such transactions or on terms no less favourable than terms available to or from independent third parties.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

DISCLOSURE UNDER PRACTICE NOTE 19 TO THE LISTING RULES

Pursuant to a term loan agreement, it will be an event of default under the loan agreement if SPG ceases to own more than 40% of the issued share capital of the Company. The outstanding principal of the term loan at December 31, 2001 was HK$135,000,000 and the last instalment repayment is due on May 21, 2005.

Save as disclosed above, there are no other events which are required to be disclosed by the Company under Practice Note 19 to the Listing Rules.

CORPORATE GOVERNANCE

In the opinion of the directors, the Company has complied throughout the year ended December 31, 2001 with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

POST BALANCE SHEET EVENT

Details of a significant post balance sheet event are set out in note 42 to the financial statements.

AUDITORS

Messrs. Deloitte Touche Tohmatsu have acted as auditors of the Company since the incorporation of the Company. A resolution will be submitted to the annual general meeting of the Company to re-appoint them.

On behalf of the Board
CAI Dong Chen
Chairman

Hong Kong, April 22, 2002

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE SHAREHOLDERS OF CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED
中國製藥企業投資有限公司
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 17 to 52 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at December 31, 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, April 22, 2002

For the year ended December 31, 2001

	NOTES	2001 HK$'000	2000 HK$'000
Turnover		**1,168,244**	995,096
Cost of sales		**(838,525)**	(747,722)
Gross profit		**329,719**	247,374
Other revenue		**10,468**	12,638
Distribution costs		**(25,694)**	(19,793)
Administrative expenses		**(101,173)**	(78,372)
Other operating expenses		**(9,377)**	(2,847)
Allowance for doubtful debts		**(9,600)**	(12,030)
Impairment loss on property, plant and equipment		**(3,543)**	(17,250)
Profit from operations	5	**190,800**	129,720
Finance costs	6	**(27,102)**	(29,843)
Impairment of goodwill of an associate		**(2,032)**	–
Loss on dissolution of a subsidiary		–	(1,081)
Gain on disposal of subsidiaries		**4,051**	–
Share of loss of an associate		–	(290)
Share of profit of a jointly controlled entity		**5,183**	3,779
Profit before taxation		**170,900**	102,285
Taxation	8	**(29,315)**	(21,364)
Profit before minority interests		**141,585**	80,921
Minority interests		**(1,579)**	(448)
Profit attributable to shareholders		**140,006**	80,473
Dividend	9	**44,656**	–
Earnings per share	10		
Basic		**11.29 cents**	6.49 cents
Diluted		**11.10 cents**	6.40 cents

At December 31, 2001

	NOTES	2001 HK$'000	2000 HK$'000
Non-current assets			
Property, plant and equipment	11	**1,172,324**	1,066,298
Deposits paid for acquisition of property, plant and equipment	12	–	1,548
Intangible assets	15	**88,524**	78,888
Investment in a jointly controlled entity	17	**19,110**	14,713
Loan receivable	18	**3,040**	3,835
		1,282,998	1,165,282
Current assets			
Inventories	19	**148,931**	140,243
Trade and other receivables	20	**292,936**	345,585
Note receivables		**146,031**	36,833
Loan receivables	21	**11,527**	18,960
Trade receivables due from related companies	40	**146,989**	115,133
Amount due from a jointly controlled entity	40	**533**	4,867
Tax recoverable		**209**	–
Bank balances and cash		**179,778**	123,300
		926,934	784,921
Current liabilities			
Trade and other payables	22	**355,149**	264,168
Taxation payable		–	8,039
Bank loans – due within one year	23	**303,501**	311,634
		658,650	583,841
Net current assets		**268,284**	201,080
Total assets less current liabilities		**1,551,282**	1,366,362
Minority interests		**9,592**	9,050

At December 31, 2001

	NOTES	2001 HK$'000	2000 HK$'000
Non-current liabilities			
Subordinated loan from ultimate holding company	24	–	47,250
Loan from ultimate holding company	25	**54,218**	–
Bank loans – due after one year	23	**165,830**	131,652
		220,048	178,902
		1,321,642	1,178,410
Capital and reserves			
Share capital	26	**124,045**	124,045
Reserves	29	**1,197,597**	1,054,365
		1,321,642	1,178,410

The financial statements on pages 17 to 52 were approved and authorised for issue by the Board of Directors on April 22, 2002 and are signed on its behalf by:

Cai Dong Chen
Director

Wang Xian Jun
Director

BALANCE SHEET

At December 31, 2001

	NOTES	2001 HK$'000	2000 HK$'000
Non-current assets			
Property, plant and equipment	11	**1,194**	1,427
Investments in subsidiaries	13	**484,225**	394,421
Amounts due from subsidiaries	14	**690,182**	701,339
Investment in an associate	16	**–**	2,322
		1,175,601	1,099,509
Current assets			
Other receivables		**511**	911
Bank balances and cash		**3,267**	429
		3,778	1,340
Current liabilities			
Other payables		**9,925**	10,652
Amounts due to subsidiaries		**8,323**	19,892
Bank loans – due within one year	23	**22,491**	53,074
		40,739	83,618
Net current liabilities		**(36,961)**	(82,278)
Total assets less current liabilities		**1,138,640**	1,017,231
Non-current liabilities			
Bank loans – due after one year	23	**112,509**	53,074
		1,026,131	964,157
Capital and reserves			
Share capital	26	**124,045**	124,045
Reserves	29	**902,086**	840,112
		1,026,131	964,157

Cai Dong Chen
Director

Wang Xian Jun
Director

For the year ended December 31, 2001

	2001	2000
	HK$'000	*HK$'000*
Net profit for the year and total recognised gains for the year	**140,006**	80,473
Goodwill arising on acquisition of an associate eliminated against reserves	–	(2,032)
	140,006	78,441
Prior year adjustment arising from the effect of a change in accounting policy in respect of dividend recognition (see note 2)		
– increase in accumulated profits at January 1, 2000		40,933

For the year ended December 31, 2001

	NOTES	**2001**	2000
		HK$'000	*HK$'000*
NET CASH INFLOW FROM OPERATING ACTIVITIES	31	**293,039**	121,143
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest paid		**(25,915)**	(29,843)
Dividends paid to minority shareholders		**(917)**	(578)
Interest received		**2,138**	6,635
Dividends paid		**–**	(40,933)
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		**(24,694)**	(64,719)
CASH OUTFLOW FROM TAXATION			
The People's Republic of China income tax paid		**(36,777)**	(12,497)
INVESTING ACTIVITIES			
Purchase of property, plant and equipment		**(276,399)**	(127,634)
Development costs incurred		**(21,721)**	(4,892)
Purchase of technical know-how		**(3,170)**	–
Proceeds from disposal of subsidiaries (net of cash and cash equivalents disposed of)	32	**11,364**	–
Repayment of loan receivables		**7,433**	4,676
Proceeds from disposal of property, plant and equipment		**5,472**	1,435
Purchase of utility rights for electricity and steam		**–**	(4,041)
Investment in an associate		**–**	(2,322)
Deposits paid for acquisition of property, plant and equipment		**–**	(1,548)
Cash outflow from dissolution of a subsidiary	33	**–**	(1,405)
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		**(277,021)**	(135,731)
NET CASH OUTFLOW BEFORE FINANCING		**(45,453)**	(91,804)

For the year ended December 31, 2001

	NOTES	2001 HK$'000	2000 HK$'000
FINANCING	34		
Bank loans raised		**493,653**	400,281
Loan from ultimate holding company		**100,992**	–
Repayment of bank and other loans		**(492,714)**	(388,631)
Capital contribution from minority shareholders		**–**	1,935
Proceeds from issue of shares for cash, net of expenses		**–**	71
NET CASH INFLOW FROM FINANCING		**101,931**	13,656
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		**56,478**	(78,148)
CASH AND CASH EQUIVALENTS BROUGHT FORWARD		**123,300**	201,448
CASH AND CASH EQUIVALENTS CARRIED FORWARD, REPRESENTED BY BANK BALANCES AND CASH		**179,778**	123,300

1. GENERAL

The Company is a listed public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the ''Stock Exchange'').

The Company's ultimate holding company is Shijiazhuang Pharmaceutical Group Company Limited (''SPG''), a state-owned enterprise established under the laws of The People's Republic of China (the ''PRC''). SPG, together with the companies under its control other than members of the Group, will hereinafter be referred to as the ''SPG Group''.

The Company's subsidiaries are principally engaged in the manufacture and sale of pharmaceutical products.

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted for the first time a number of new and revised Statements of Standard Accounting Practice (''SSAPs'') issued by the Hong Kong Society of Accountants. Adoption of these Standards has led to a number of changes in the Group's accounting policies. The revised accounting policies are set out in note 3. In addition, the new and revised Standards have introduced additional and revised disclosure requirements which have been adopted in these financial statements. Comparative amounts for the prior year have been restated in order to achieve a consistent presentation.

The adoption of the new and revised Standards has resulted in the following change to the Group's accounting policies that have affected the amounts reported for the current or prior periods.

Dividends proposed or declared after the balance sheet date

In accordance with SSAP 9 (Revised) *Events after the Balance Sheet Date*, dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed in the notes to the financial statements. This change in accounting policy has been applied retrospectively, resulting in a prior year adjustment. The effect of this change has been to increase the Group's net assets at January 1, 2000 by $40,933,000.

Goodwill

In the current period, the Group has adopted SSAP 30 *Business Combinations* and has elected not to restate goodwill previously eliminated against reserves. However, impairment losses in respect of goodwill that arose between the date of acquisition of the relevant subsidiary, associate or jointly controlled entity and the date of adoption of SSAP 30 have been recognised retrospectively. Goodwill arising on acquisitions prior to January 1, 2001 continues to be held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary, associate or jointly controlled entity, or at such time as further impairment losses are identified.

Goodwill arising on acquisitions on or after January 1, 2001 is capitalised and amortised over its estimated useful life. Negative goodwill arising on acquisitions on or after January 1, 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with the historical cost convention and accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to December 31 each year.

The results of subsidiaries, associates and jointly controlled entities acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant inter-company transactions and balances within the Group have been eliminated on consolidation.

Turnover

Turnover represents the net amounts received and receivable for goods sold by the Group to outside customers, and is stated net of value-added tax and sales returns during the year.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Service income is recognised when services are rendered.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost, as reduced by any identified impairment losses.

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates less any identified impairment loss.

When the Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, investments in associates are stated at cost less any identified impairment losses.

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and over which none of the participating parties has unilateral control.

Jointly controlled entities

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The Group's interests in jointly controlled entities are included in the consolidated balance sheet at the Group's share of the net assets of the relevant jointly controlled entities less any identified impairment loss. The Group's share of post-acquisition results of jointly controlled entities is included in the consolidated income statement.

When the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant joint venture, except where unrealised losses provide evidence of an impairment of the assets transferred.

Property, plant and equipment

Construction in progress is stated at cost which includes all construction costs and other direct costs, including borrowing costs capitalised, attributable to such projects. Construction in progress is not depreciated until completion of construction. Costs on completed construction works are transferred to the relevant category of property, plant and equipment.

Property, plant and equipment other than construction in progress is stated at cost less depreciation, amortisation and accumulated impairment losses.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Depreciation and amortisation are provided to write off the cost of items of property, plant and equipment other than construction in progress over their estimated useful lives, and after taking into account their estimated residual value, using the straight line method, at the following rates per annum:

Buildings in the PRC	3.3% – 5%
Plant and machinery	5% – 10%
Furniture, fixtures and office equipment	20%
Motor vehicles	20%

The cost of land use rights is amortised on a straight line basis over the period of the rights.

Intangible assets

The cost of technical know-how is amortised on a straight line basis over its expected useful life of ten years.

The cost of rights to use utilities is amortised on a straight line basis over their estimated useful lives of ten years.

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Research and development costs

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight-line basis over its estimated useful life.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of a subsidiary and is written off to reserves immediately on acquisition.

Goodwill arising on acquisitions prior to January 1, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions after January 1, 2001 is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of an associate or a jointly controlled entity is included within the carrying amount of the associate or jointly controlled entity. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

Foreign currencies

Transactions in foreign currencies are translated at the rates ruling on the dates of the transactions or at the contracted settlement rate. Monetary assets and liabilities denominated in currencies other than Hong Kong dollars are re-translated at the rates ruling on the balance sheet date. Profits and losses arising on exchange are dealt with in the income statement.

3. **SIGNIFICANT ACCOUNTING POLICIES – continued**

Foreign currencies – continued

On consolidation, the financial statements of the PRC subsidiaries and jointly controlled entity are translated into Hong Kong dollars at the applicable rates of exchange ruling on the balance sheet date as quoted by the People's Bank of China, the PRC. All exchange differences arising on consolidation are dealt with in reserves.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed under the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

Retirement benefits scheme contributions

The subsidiaries in the PRC are members of state-managed retirement benefits schemes operated by the PRC government and the retirement benefits scheme contributions charged to the income statement represent the amount of contributions payable by the subsidiaries in the PRC to their retirement benefits schemes.

Operating leases

Rentals payable under operating leases are charged to the income statement on a straight line basis over the period of the relevant leases.

4. SEGMENT INFORMATION

In accordance with the Group's internal financial reporting, the Group has determined business segments are its primary reporting format and geographical segments are its secondary reporting format.

Business segments

The Group reports its primary segment information by products which are penicillin series, 7-ACA series, vitamin C series and others. Segment information about these products is presented below:

2001

	Penicillin series	7-ACA series	Vitamin C series	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
TURNOVER					
Sales of goods	510,405	353,080	286,734	18,025	1,168,244
SEGMENT RESULT	108,855	103,276	822	(6,848)	206,105
Unallocated corporate expenses					(15,305)
Profit from operations					190,800
Finance costs					(27,102)
Impairment of goodwill of an associate					(2,032)
Gain on disposal of subsidiaries					4,051
Share of profit of a jointly controlled entity					5,183
Profit before taxation					170,900
Taxation					(29,315)
Profit before minority interests					141,585
Minority interests					(1,579)
Profit attributable to shareholders					140,006

The following is an analysis of the carrying amount of segment assets and segment liabilities, analysed by products:

	Penicillin series	7-ACA series	Vitamin C series	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
ASSETS					
Segment assets	816,398	665,271	686,127	12,446	2,180,242
Interest in a jointly controlled entity					19,110
Unallocated corporate assets					10,580
Consolidated total assets					2,209,932
LIABILITIES					
Segment liabilities	136,345	102,456	110,564	377	349,742
Unallocated corporate liabilities					528,956
Consolidated total liabilities					878,698

4. SEGMENT INFORMATION – continued

Business segments – continued

2001 – continued

	Penicillin series HK$'000	7-ACA series HK$'000	Vitamin C series HK$'000	Others HK$'000	Corporate HK$'000	Consolidated HK$'000
OTHER INFORMATION						
Capital expenditure	30,080	232,849	28,928	10,611	110	302,578
Depreciation and amortisation	48,783	22,040	30,980	1,825	342	103,970
Impairment loss recognised	–	–	3,543	–	–	3,543
Allowance for doubtful debts	3,133	2,167	4,300	–	–	9,600

2000

	Penicillin series HK$'000	7-ACA series HK$'000	Vitamin C series HK$'000	Others HK$'000	Consolidated HK$'000
TURNOVER					
Sales of goods	428,798	230,793	317,677	17,828	995,096
SEGMENT RESULT	73,373	41,891	36,903	(14,301)	137,866
Unallocated corporate income					3,051
Unallocated corporate expenses					(11,197)
Profit from operations					129,720
Finance costs					(29,843)
Loss on dissolution of a subsidiary					(1,081)
Share of loss of an associate					(290)
Share of profit of a jointly controlled entity					3,779
Profit before taxation					102,285
Taxation					(21,364)
Profit before minority interests					80,921
Minority interests					(448)
Profit attributable to shareholders					80,473

4. **SEGMENT INFORMATION – continued**

Business segments – continued

2000 – continued

The following is an analysis of the carrying amount of segment assets and segment liabilities, analysed by products:

	Penicillin series *HK$'000*	**7-ACA series** *HK$'000*	**Vitamin C series** *HK$'000*	**Others** *HK$'000*	**Consolidated** *HK$'000*
ASSETS					
Segment assets	739,709	375,541	701,549	115,924	1,932,723
Interest in a jointly controlled entity					14,713
Unallocated corporate assets					2,767
Consolidated total assets					1,950,203
LIABILITIES					
Segment liabilities	88,771	53,411	99,998	47,344	289,524
Unallocated corporate liabilities					473,219
Consolidated total liabilities					762,743

	Penicillin series *HK$'000*	**7-ACA series** *HK$'000*	**Vitamin C series** *HK$'000*	**Others** *HK$'000*	**Corporate** *HK$'000*	**Consolidated** *HK$'000*
OTHER INFORMATION						
Capital expenditure	50,076	50,635	2,231	40,175	1,184	144,301
Depreciation and amortisation	45,599	19,147	29,841	864	147	95,598
Impairment loss recognised	–	–	9,320	7,930	–	17,250
Allowance for doubtful debts	2,200	–	9,830	–	–	12,030

Geographical segments

The Group's operations are located in the PRC, Asia other than the PRC and others. Segment information about the Group's operations is presented below:

	Turnover	
	2001	2000
	HK$'000	*HK$'000*
The PRC	**868,203**	755,159
Asia other than the PRC	**157,375**	122,892
Others	**142,666**	117,045
	1,168,244	995,096

4. SEGMENT INFORMATION – continued

Geographical segments – continued

Contribution to profit by geographical market has not been presented as the contributions to profit from each market is substantially in the line with the overall Group ratio of profit to turnover.

Analysis of carrying amounts of segment assets and capital expenditure are not presented as over 90% of amounts involved are in the PRC.

5. PROFIT FROM OPERATIONS

	2001	2000
	HK$'000	*HK$'000*
Profit from operations has been arrived at after charging:		
Amortisation of intangible assets included in administrative expenses	**15,255**	13,250
Auditors' remuneration		
– current year	**1,100**	1,100
– underprovision in prior year	**–**	80
Depreciation and amortisation	**88,715**	82,348
Loss on disposal of property, plant and equipment	**3,596**	25
Research and development expenses	**267**	1,284
Staff costs including directors' remuneration	**87,109**	74,688
and after crediting:		
Bank interest income	**1,238**	5,210
Interest income from loan receivables	**900**	1,425

6. FINANCE COSTS

	2001	2000
	HK$'000	*HK$'000*
Borrowing cost	**2,475**	–
Interest paid on bank loans wholly repayable within five years	**24,627**	29,783
Interest paid to connected parties (note 40 (I))	**1,288**	60
Total recognised finance costs	**28,390**	29,843
Less: interest capitalised in construction in progress	**(1,288)**	–
	27,102	29,843

7. DIRECTORS' EMOLUMENTS AND EMPLOYEES' EMOLUMENTS

	2001	2000
	HK$'000	*HK$'000*
DIRECTORS		
Directors' fees:		
Executive	**160**	100
Independent non-executive	**120**	120
	280	220
Other emoluments of executive directors:		
Salaries and other benefits	**3,255**	3,176
	3,535	3,396

The emoluments of each of the directors were below HK$1,000,000 for each of the two years ended December 31, 2001.

EMPLOYEES

Of the five highest paid individuals in the Group, two (2000: two) were directors of the Company whose emoluments are set out above. The aggregate emoluments of the remaining three highest paid individuals are as follows:

	2001	2000
	HK$'000	*HK$'000*
Salaries and other benefits	**2,038**	1,999

The emoluments of each of these employees were below HK$1,000,000 for each of the two years ended December 31, 2001.

During the year, no emoluments were paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office. None of the directors has waived any emoluments during the year.

8. TAXATION

	2001 *HK$'000*	2000 *HK$'000*
The charge comprises:		
PRC income tax		
– current year	**28,529**	16,439
– underprovision in prior year	**–**	2,251
Share of taxation of a jointly controlled entity	**786**	2,674
	29,315	21,364

No Hong Kong Profits Tax is payable by the Company or its Hong Kong subsidiaries since they had no assessable profit for the year.

Pursuant to the relevant laws and regulations in the PRC, the Group's PRC subsidiaries are entitled to an exemption from PRC income tax for the two years starting form their first profit-making year, followed by a 50% reduction for the next three years. The taxation charge has taken into account of these tax incentives.

The jointly controlled entity, which was established in the PRC, is also entitled to similar PRC tax relief as the above subsidiaries.

Details of unrecognised deferred tax assets are set out in note 30.

9. DIVIDEND

A final dividend of HK3.6 cents (2000: Nil) per share has been proposed by the directors and is subject to approval by the shareholders in general meeting.

During 2000, a final dividend of HK3.3 cents per share was paid in respect of the year ended December 31, 1999.

10. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2001	2000
Profit attributable to shareholders	**HK$140,006,000**	HK$80,473,000
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,240,447,279**	1,240,429,301
Effect of dilutive potential ordinary shares in respect of share options	**20,934,321**	16,000,000
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,261,381,600**	1,256,429,301

The computation of diluted earnings per share does not assume the exercise of the Company's then outstanding warrants as the exercise price of those warrants was higher than the fair value of the shares throughout the year ended December 31, 2000 and until the date of expiration of the warrants in October 2001.

11. PROPERTY, PLANT AND EQUIPMENT

	Land use rights in the PRC *HK$'000*	Buildings in the PRC *HK$'000*	Plant and machinery *HK$'000*	Furniture, fixtures and office equipment *HK$'000*	Motor vehicles *HK$'000*	Construction in progress *HK$'000*	Total *HK$'000*
THE GROUP							
COST							
At January 1, 2001	23,725	156,457	1,118,432	1,414	14,256	24,314	1,338,598
Additions	1,871	323	6,407	163	2,041	266,882	277,687
Transfers	–	59,336	(4,218)	–	480	(55,598)	–
Disposals	–	(4,522)	(17,344)	(24)	(2,342)	–	(24,232)
Disposal of subsidiaries	–	(23,179)	(63,057)	–	–	–	(86,236)
At December 31, 2001	25,596	188,415	1,040,220	1,553	14,435	235,598	1,505,817
DEPRECIATION AND AMORTISATION							
At January 1, 2001	1,344	17,621	246,347	465	6,523	–	272,300
Provided for the year	1,233	6,857	77,800	294	2,531	–	88,715
Eliminated on disposals	–	(3,027)	(11,275)	–	(862)	–	(15,164)
Eliminated on disposal of subsidiaries	–	(2,034)	(13,867)	–	–	–	(15,901)
Impairment loss	–	548	2,995	–	–	–	3,543
At December 31, 2001	2,577	19,965	302,000	759	8,192	–	333,493
NET BOOK VALUE							
At December 31, 2001	23,019	168,450	738,220	794	6,243	235,598	1,172,324
At December 31, 2000	22,381	138,836	872,085	949	7,733	24,314	1,066,298

The directors have reviewed the carrying value of property, plant and equipment of the Group at December 31, 2001. An impairment loss of HK$2,995,000 on plant and machinery has been recognised in the consolidated income statement, representing the difference between the valuation under discounted cash flow method, using a discount rate of 4.24%, and the carrying amount of the plant and machinery. The Group has also recognised impairment loss of HK$548,000 on buildings with reference to the valuation made by Chesterton Petty Limited, an independent firm of professional property valuers, on an estimated selling price.

Included in construction in progress was interest cost capitalised amounting to HK$1,288,000 (2000: Nil).

The land use rights and buildings in the PRC held by the Group at the balance sheet date are held under medium-term leases.

11. PROPERTY, PLANT AND EQUIPMENT – continued

	Furniture, fixtures and office equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*
THE COMPANY			
COST			
At January 1, 2001	596	1,005	1,601
Additions	109	–	109
At December 31, 2001	705	1,005	1,710
DEPRECIATION AND AMORTISATION			
At January 1, 2001	124	50	174
Provided for the year	141	201	342
At December 31, 2001	265	251	516
NET BOOK VALUE			
At December 31, 2001	440	754	1,194
At December 31, 2000	472	955	1,427

12. DEPOSITS PAID FOR ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT

The deposits for the year ended December 31, 2000 were paid in connection with the expansion of the Group's production facilities in the PRC which were fully written off during the year.

13. INVESTMENTS IN SUBSIDIARIES

	2001	2000
	HK$'000	*HK$'000*
Unlisted investment, at cost	**484,225**	394,421

Particulars of the Company's subsidiaries as at December 31, 2001 are set out in note 41.

14. AMOUNTS DUE FROM SUBSIDIARIES

The amounts due from subsidiaries are not expected to be repayable within one year.

15. INTANGIBLE ASSETS

	Technical know-how *HK$'000*	Development costs *HK$'000*	Utility rights *HK$'000*	Total *HK$'000*
COST				
At January 1, 2001	47,097	20,367	51,795	119,259
Additions	3,170	21,721	–	24,891
At December 31, 2001	50,267	42,088	51,795	144,150
AMORTISATION				
At January 1, 2001	25,173	8,020	7,178	40,371
Provided for the year	5,292	4,783	5,180	15,255
At December 31, 2001	30,465	12,803	12,358	55,626
NET BOOK VALUE				
At December 31, 2001	19,802	29,285	39,437	88,524
At December 31, 2000	21,924	12,347	44,617	78,888

The cost of technical know-how is amortised on a straight line basis over its expected useful life of ten years.

The cost of rights to use utilities is amortised on a straight line basis over their estimated useful lives of ten years.

Development costs are deferred and written off, using the straight line method, over a period of three years from date of commencement of commercial operation.

16. INVESTMENT IN AN ASSOCIATE

	THE COMPANY	
	2001 *HK$'000*	2000 *HK$'000*
Unlisted shares, at cost less impairment losses recognised	–	2,322
Share of net assets of an associate	–	–
	–	2,322

Details of the associate which was held directly by the Company at December 31, 2001 are as follows:

Name of associate	Place of incorporation	Proportion of nominal value of issued capital held by the Company	Principal activity
Rigg Far East Limited	Hong Kong	30%	Trading of pharmaceutical products

17. INVESTMENT IN A JOINTLY CONTROLLED ENTITY

	THE GROUP	
	2001	2000
	HK$'000	*HK$'000*
Share of net assets	**19,110**	14,713

At December 31, 2001, the Group held 50% of the registered capital of Hebei Huarong Pharmaceutical Co., Ltd. (''Huarong'') which is a sino-foreign equity joint venture company established in the PRC to manufacture and sell vitamin B12 products.

18. LOAN RECEIVABLE

The loan is unsecured, carries interest at 6.435% per annum and is repayable as follows:

	THE GROUP	
	2001	2000
	HK$'000	*HK$'000*
Within one year	**795**	795
Between one to two years	**795**	795
Between two to five years	**2,245**	2,385
Over five years	**–**	655
	3,835	4,630
Less: Amount receivable within one year shown under current assets	**(795)**	(795)
Amount receivable after one year	**3,040**	3,835

19. INVENTORIES

	THE GROUP	
	2001	2000
	HK$'000	*HK$'000*
Raw materials	**41,853**	36,751
Work in progress	**56,560**	51,453
Finished goods	**50,518**	52,039
	148,931	140,243

Included in the above are work in progress of HK$9,095,000 (2000: Nil) and finished goods of HK$4,749,000 (2000: Nil) which were carried at net realisable value.

20. TRADE AND OTHER RECEIVABLES

The Group has a policy of allowing a credit period from 90 days to 120 days to its trade customers. An aged analysis of trade receivables is as follows:

	THE GROUP	
	2001	2000
	HK$'000	*HK$'000*
0 to 90 days	**163,153**	162,975
91 to 180 days	**22,656**	66,154
181 to 365 days	**8,617**	45,020
	194,426	274,149
Other receivables	**98,510**	71,436
	292,936	345,585

21. LOAN RECEIVABLES

The loans are unsecured, carrying interest at 4.7% – 6.435% per annum and are repayable on demand.

22. TRADE AND OTHER PAYABLES

An aged analysis of trade payables is as follows:

	THE GROUP	
	2001	2000
	HK$'000	*HK$'000*
0 to 90 days	**188,512**	72,908
91 to 180 days	**28,032**	47,108
181 to 365 days	**9,238**	10,813
More than 365 days	**24,123**	23,377
	249,905	154,206
Other payables	**105,244**	109,962
	355,149	264,168

23. BANK LOANS

	THE GROUP		THE COMPANY	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Bank loans	**469,331**	443,286	**135,000**	106,148
Analysed as:				
Secured	**135,000**	–	**135,000**	–
Unsecured	**334,331**	443,286	**–**	106,148
	469,331	443,286	**135,000**	106,148

The bank loans are repayable as follows:

	THE GROUP		THE COMPANY	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year or on demand	**303,501**	311,634	**22,491**	53,074
Between one to two years	**88,948**	131,652	**44,982**	53,074
Between two to five years	**76,882**	–	**67,527**	–
	469,331	443,286	**135,000**	106,148
Less: Amount shown under current liabilities	**(303,501)**	(311,634)	**(22,491)**	(53,074)
Amount due after one year	**165,830**	131,652	**112,509**	53,074

24. SUBORDINATED LOAN FROM ULTIMATE HOLDING COMPANY

The loan was unsecured and interest-free. Repayment of the loan was subordinated to a bank loan. As the bank loan was fully repaid during the year, an amount of HK$15,750,000 of the subordinated loan was also repaid and the balance of HK$31,500,000 was disposed as part of the disposal of the subsidiaries as set out in note 32.

25. LOAN FROM ULTIMATE HOLDING COMPANY

The loan is unsecured, carries interest at commercial rate and repayable in one lump sum in May 2006.

26. SHARE CAPITAL

	Number of shares	Value HK$'000
Ordinary shares of HK$0.10 each		
Authorised:		
At January 1, 2000, December 31, 2000 and December 31, 2001	1,500,000,000	150,000
Issued and fully paid:		
– balance at January 1, 2000	1,240,407,879	124,041
– exercise of warrants (note 27)	39,400	4
At December 31, 2000 and December 31, 2001	1,240,447,279	124,045

27. WARRANTS

In accordance with the conditions attaching to the Company's warrants which were issued in 1999, the rights to subscribe for new shares in the Company expired on October 20, 2001. During the year and prior to their expiration, no warrantholders exercised their warrants.

During the year ended December 31, 2000, a total of 39,400 warrants were exercised by a warrantholder to subscribe for 39,400 ordinary shares of HK$0.10 each in the Company at a subscription price of HK$1.80 per share.

28. SHARE OPTIONS

At December 31, 2001, the following options to subscribe for shares were outstanding under the Company's share option scheme:

Exercisable period	Exercise price per share HK$	Number of share option at 12.31.2001
8.20.2000 to 8.19.2003	0.67	30,000,000
9.28.2000 to 9.27.2003	0.62	20,000,000
2.16.2002 to 5.26.2004	0.61	44,784,000
		94,784,000

No option was exercised during the year.

29. RESERVES

	Share premium HK$'000	Goodwill reserve HK$'000	Translation reserve HK$'000	Non-distributable reserves HK$'000	Accumulated profits HK$'000	Total HK$'000
THE GROUP						
At January 1, 2000						
– as originally stated	836,225	(169,047)	2,883	30,767	274,621	975,449
– prior year adjustment (note 2)	–	–	–	–	40,933	40,933
– as restated	836,225	(169,047)	2,883	30,767	315,554	1,016,382
Premium arising on exercise of warrants	67	–	–	–	–	67
Goodwill of an associate	–	(2,032)	–	–	–	(2,032)
Goodwill realised on dissolution of a subsidiary	–	408	–	–	–	408
Transfers, net of minority interests' share	–	–	–	33,788	(33,788)	–
Profit attributable to shareholders	–	–	–	–	80,473	80,473
Dividend (note 9)	–	–	–	–	(40,933)	(40,933)
At December 31, 2000	836,292	(170,671)	2,883	64,555	321,306	1,054,365
Impairment of goodwill of an associate	–	2,032	–	–	–	2,032
Goodwill/reserve realised on disposal of subsidiaries	–	1,385	(191)	–	–	1,194
Share of non-distributable reserves of jointly controlled entity	–	–	–	3,505	(3,505)	–
Transfers, net of minority interests' share	–	–	–	24,876	(24,876)	–
Profit attributable to shareholders	–	–	–	–	140,006	140,006
At December 31, 2001	836,292	(167,254)	2,692	92,936	432,931	1,197,597
Reserves attributable to:						
– Company and subsidiaries	836,292	(160,130)	2,585	89,431	418,908	1,187,086
– Associate	–	–	–	–	(290)	(290)
– Jointly controlled entity	–	(7,124)	107	3,505	14,313	10,801
	836,292	(167,254)	2,692	92,936	432,931	1,197,597

29. RESERVES – continued

	Share premium *HK$'000*	Goodwill reserve *HK$'000*	Translation reserve *HK$'000*	Non-distributable reserves *HK$'000*	Accumulated profits *HK$'000*	Total *HK$'000*
THE COMPANY						
At January 1, 2000						
– as originally stated	836,225	–	–	–	834	837,059
– prior year adjustment (note 2)	–	–	–	–	40,933	40,933
– as restated	836,225	–	–	–	41,767	877,992
Premium arising on exercise of warrants	67	–	–	–	–	67
Profit attributable to shareholders	–	–	–	–	2,986	2,986
Dividend (note 9)	–	–	–	–	(40,933)	(40,933)
At December 31, 2000	836,292	–	–	–	3,820	840,112
Profit attributable to shareholders	–	–	–	–	61,974	61,974
At December 31, 2001	836,292	–	–	–	65,794	902,086

The non-distributable reserves represent statutory reserves appropriated from the profit after taxation of the Company's PRC subsidiaries and jointly controlled entity under the PRC laws and regulations.

The Company's reserves available for distribution to shareholders as at December 31, 2001 represent its accumulated profits of HK$65,794,000 (2000: HK$3,820,000).

30. UNRECOGNISED DEFERRED TAXATION

At the balance sheet date, deferred tax asset (liability) unrecognized (unprovided) are as follows:

	THE GROUP		THE COMPANY	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Taxation effect of timing differences arising as a result of:				
Tax losses available to set off against future assessable profits	**4,553**	889	**3,764**	493
Excess of depreciation allowances claimed for tax purposes over depreciation charged in the financial statements	**(113)**	(165)	**(101)**	(154)
	4,440	724	**3,663**	339

30. UNRECOGNISED DEFERRED TAXATION – continued

The amounts of unrecognised (unprovided) deferred tax credit (charge) for the year are as follows:

	THE GROUP		THE COMPANY	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Tax losses available to set off against future assessable profits	**3,664**	(38)	**3,271**	–
Excess of depreciation allowances claimed for tax purposes over depreciation charged in the financial statements	**52**	(111)	**53**	(101)
	3,716	(149)	**3,324**	(101)

The deferred tax assets have not been recognised in the financial statements as it is not certain that the benefit will be realised in the foreseeable future.

31. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2001	2000
	HK$'000	*HK$'000*
Profit before taxation	**170,900**	102,285
Share of loss of an associate	–	290
Share of profit of a jointly controlled entity	**(5,183)**	(3,779)
Loss on dissolution of a subsidiary	–	1,081
Gain on disposal of subsidiaries	**(4,051)**	–
Impairment loss on property, plant and equipment	**3,543**	17,250
Written off of deposit paid for acquisition of property, plant and equipment	**1,548**	–
Impairment of goodwill of an associate	**2,032**	–
Allowance for doubtful debts	**9,600**	12,030
Interest expenses	**24,627**	29,843
Interest income	**(2,138)**	(6,635)
Depreciation and amortisation	**88,715**	82,348
Amortisation of intangible assets	**15,255**	13,250
Loss on disposal of property, plant and equipment	**3,596**	25
Decrease in refundable input value-added tax recoverable	–	1,216
Increase in inventories	**(18,883)**	(15,219)
Decrease (increase) in trade and other receivables	**35,528**	(23,552)
Increase in note receivables	**(109,198)**	(36,833)
Increase in trade receivables due from related companies	**(31,856)**	(7,588)
Decrease in amount due from a jointly controlled entity	**4,334**	–
Increase (decrease) in trade and other payables	**104,670**	(43,740)
Decrease in amount due to a jointly controlled entity	–	(1,129)
Net cash inflow from operating activities	**293,039**	121,143

32. DISPOSAL OF SUBSIDIARIES

	2001	2000
	HK$'000	*HK$'000*
Net assets disposed:		
Property, plant and equipment	70,335	–
Inventories	10,195	–
Trade and other receivables	7,521	–
Bank balances and cash	4,777	–
Trade and other payables	(12,894)	–
Subordinated loan from ultimate holding company	(31,500)	–
Bank borrowings – due within one year	(37,418)	–
Minority interests	(120)	–
	10,896	–
Goodwill realised on disposal	1,385	–
Translation reserve realised on disposal	(191)	–
Gain on disposal of subsidiaries	4,051	–
	16,141	–
Satisfied by:		
Cash consideration	16,141	–

Analysis of the net inflow of cash and cash equivalents in connection with the disposal of subsidiaries:

	2001	2000
	HK$'000	*HK$'000*
Cash consideration received	16,141	–
Bank balances and cash disposed of	(4,777)	–
	11,364	–

The subsidiaries disposed of during the year did not contribute significantly to the Group's cash flow and operating results.

33. DISSOLUTION OF A SUBSIDIARY

	2001 *HK$'000*	2000 *HK$'000*
Net assets of subsidiary at dissolution:		
Trade and other receivables	–	1,171
Bank balances and cash	–	1,405
Other payables	–	(1,903)
	–	673
Goodwill realised on dissolution of a subsidiary	–	408
Loss on dissolution of a subsidiary	–	(1,081)
	–	–
The cash outflow arising from dissolution of a subsidiary	–	(1,405)

The subsidiary which was dissolved during the year ended December 31, 2000 did not have any significant impact on the Group's cash flows and operating results.

34. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Share capital *HK$'000*	Share premium *HK$'000*	Bank loans *HK$'000*	Subordinated loan from ultimate holding company *HK$'000*	Loan from ultimate holding company *HK$'000*	Minority interests *HK$'000*
At January 1, 2000	124,041	836,225	431,636	47,250	–	7,245
Exercise of warrants	4	67	–	–	–	–
New bank loans raised	–	–	400,281	–	–	–
Repayment of bank loans	–	–	(388,631)	–	–	–
Capital contributed by minority shareholders	–	–	–	–	–	1,935
Share of profits by minority shareholders	–	–	–	–	–	448
Dividends paid to minority shareholders of subsidiaries	–	–	–	–	–	(578)
At December 31, 2000	124,045	836,292	443,286	47,250	–	9,050
New bank loans raised	–	–	493,653	–	–	–
Borrowings raised	–	–	–	–	100,992	–
Repayment of bank and other loans	–	–	(430,190)	(15,750)	(46,774)	–
Share of profits by minority shareholders	–	–	–	–	–	1,579
Dividends paid to minority shareholders of subsidiaries	–	–	–	–	–	(917)
Disposal of subsidiaries	–	–	(37,418)	(31,500)	–	(120)
At December 31, 2001	124,045	836,292	469,331	–	54,218	9,592

35. MAJOR NON-CASH TRANSACTION

During the year, a dividend receivable of approximately HK$4,911,000 from the Company's jointly controlled entity was capitalised as additional investment in that jointly controlled entity.

36. OPERATING LEASE COMMITMENTS

	THE GROUP	
	2001	2000
	HK$'000	*HK$'000*
Minimum lease payments paid under operating lease during the year in respect of land and buildings	**6,178**	6,276

At the balance sheet date, the Group and the Company had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	2001	2000
	HK$'000	*HK$'000*
THE GROUP		
– within one year	**5,995**	5,413
– in the second to fifth year inclusive	**1,998**	1,943
	7,993	7,356
THE COMPANY		
– within one year	**1,310**	728
– in the second to fifth year inclusive	**764**	–
	2,074	728

Significant portion of future minimum lease payments fall due within one year as the major lease entered into by the Group can be terminated by giving twelve months notice to the landlord.

37. CAPITAL COMMITMENTS

At the balance sheet date, the Group had the following capital commitments:

	THE GROUP	
	2001	2000
	HK$'000	*HK$'000*
Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of property, plant and equipment	**108,914**	53,739

The Company had no capital commitment at the balance sheet date.

38. CONTINGENT LIABILITIES

At December 31, 2001, the Company had given a corporate guarantee of HK$23,220,000 (2000: HK$23,220,000) to a bank to secure general banking facilities granted to a subsidiary of the Company.

39. EMPLOYEE RETIREMENT BENEFITS SCHEMES

The Group operates a Mandatory Provident Fund Scheme for all qualifying employees in Hong Kong. The assets of the Scheme are held separately from those of the Group, in funds under the control of trustees.

The employees of the subsidiaries in the PRC are members of retirement benefits schemes operated by the PRC government.

The relevant subsidiaries are required to make contributions to the state retirement schemes in the PRC based on 20% of the monthly salaries of their current employees to fund the benefits. The employees are entitled to retirement pension calculated with reference to their basic salaries on retirement and their length of service in accordance with the relevant government regulations. The PRC government is responsible for the pension liability to these retired staff. During the year, the contributions made by the PRC subsidiaries relating to the arrangement were approximately HK$13,646,000 (2000: HK$9,284,000).

40. CONNECTED AND RELATED PARTY TRANSACTIONS AND BALANCES

During the year, the Group had significant transactions and balances with related parties, some of which are also deemed to be connected parties pursuant to the Rules Governing the Listing of Securities on the Stock Exchange. The significant transactions with these companies during the year, and balances with them at the balance sheet date, are as follows:

(I) CONNECTED PARTIES

Name of company	Nature of transactions/ balances	THE GROUP 2001 HK$'000	2000 HK$'000
SPG Group	Sale of finished goods (note a)	**162,532**	153,980
	Purchase of raw materials (note a)	**24,656**	40
	Service charges payable relating to administrative, selling, utility, energy, community, land use rights and other supporting services and facilities (note b)	**5,026**	7,142
	Management fee income (note c)	**102**	184
	Commission income (note d)	–	211

40. CONNECTED AND RELATED PARTY TRANSACTIONS AND BALANCES – continued

(I) CONNECTED PARTIES – continued

Name of company	Nature of transactions/ balances	THE GROUP 2001 HK$'000	2000 HK$'000
SPG Group	Interest expenses on loan from ultimate holding company (note e)	**1,288**	–
	Interest expenses on non-trade payables (note f)	–	60
	Proceeds from disposal of buildings to the SPG Group (note g)	**1,554**	–
	Guarantee given by SPG Group (note h)	**150,000**	95,416
	Balance due from (to) the SPG Group at December 31		
	– trade receivables	**146,989**	115,133
	– subordinated loan (note i)	–	(47,250)
	– long term loan (note e)	**(54,218)**	–
Minority shareholder of a subsidiary	Consultancy fee paid (note j)	–	1,936

(II) RELATED PARTIES, OTHER THAN CONNECTED PARTIES

Name of company	Nature of transactions/ balances	THE GROUP 2001 HK$'000	2000 HK$'000
Huarong, a jointly controlled entity of the Group	Purchase of raw materials (note a)	**31,326**	19,254
	Dividend income (note k)	**4,911**	2,747
	Balance due from (to) Huarong at December 31		
	– dividend receivable	–	2,747
	– non-trade receivable (note l)	**5,401**	5,117
	– trade payable	**(4,868)**	(2,997)

Notes:

(a) The transactions were carried out with reference to market prices.

(b) Pursuant to service agreements entered into by the Group and the SPG Group, the Group paid service charges to the SPG Group based on the nature and the actual amount incurred on services provided by the SPG Group to the Group.

(c) Pursuant to service agreements entered into by the Group and the SPG Group, SPG Group paid management fee to the Group based on 2% of the actual energy cost incurred as handling charges.

(d) The transactions were carried out at a range of 0.75% to 12% charged on turnover.

(e) The SPG Group made a long term loan advance to a subsidiary of the Group during the year. The loan carried interest at bank borrowing rate as quoted by the People's Bank of China.

(f) The SPG Group made non-trade advances to the Group during the year ended December 31, 2000 which were fully settled in the same year. These advances carried interest at 7% per annum.

(g) On December 27, 2001, a wholly-owned subsidiary of the Company, Vitam Pharmaceutical (Shijiazhuang) Co., Ltd., entered into a Sale and Purchase Agreement with SPG, for the disposal of certain factory buildings at Zhong Shan Xi Road, Shijiazhuang, Hebei Province, the PRC. The consideration for the disposal was RMB1,649,000 (equivalent to approximately HK$1,554,000) which was equivalent to the value of these disposed buildings as valued at December 21, 2001 by Chesterton Petty Limited, an independent firm of professional property valuers, on an open market value basis.

(h) During the year, the SPG Group has given corporate guarantee of HK$150,000,000 to a bank to secure a bank loan granted to the Company.

During the year ended December 31, 2000, the SPG Group had given corporate guarantee of HK$95,416,000 to banks to secure bank loans granted to a subsidiary of the Group.

(i) The loan was unsecured and interest-free. Repayment of the loan was subordinated to a bank loan. As the bank loan was fully repaid during the year, an amount of HK$15,750,000 of the subordinated loan was also repaid and the balance of HK$31,500,000 was disposed as part of the disposal of the subsidiaries as set out in note 32.

(j) The transaction was carried out in accordance with the joint venture agreement entered into by the Group and the minority shareholder of a subsidiary.

(k) Dividend receivable from the jointly controlled entity was capitalised by the Group as additional investment in the jointly controlled entity.

(l) The amount is unsecured, interest-free and repayable on demand.

In addition, a new waiver was granted by the Stock Exchange on February 6, 2002 in respect of certain ongoing connected transactions between the Group and the SPG Group. Further details are set out in note 42.

41. PARTICULARS OF SUBSIDIARIES

Particulars of subsidiaries at December 31, 2001 are as follows:

Name of subsidiary	Place of incorporation/ registration and operations	Nominal value of issued/ registered capital	Percentage of nominal value of issued share capital held by the Company Directly %	Indirectly %	Principal activity
China Antibiotic Pharmaceutical Corporation Limited	Cayman Islands	US$12,000	100	–	Inactive
China Nutraceuticals Limited	Hong Kong	HK$1,000	–	80	Manufacture and sale of nutraceutical products
Golden Wing Limited	Hong Kong	HK$3	100	–	Trading of pharmaceutical products
Hebei Zhonghe Pharmaceutical Co., Ltd.	PRC	RMB76,000,000	99	–	Manufacture and sale of pharmaceutical products
Hebei Fenghua Pharmaceutical Co., Ltd.	PRC	US$3,000,000	99	–	Manufacture and sale of pharmaceutical products
Hebei Zhongkang Pharmaceutical Co., Ltd.	PRC	RMB180,000,000	26	73	Manufacture and sale of pharmaceutical products
Hebei Zhongrun Pharmaceutical Co., Ltd.	PRC	RMB97,880,000	99	–	Manufacture and sale of pharmaceutical products
M2b.com.hk Limited	British Virgin Islands	US$2,500,000	–	90	Inactive
Netcom Resources Limited	British Virgin Islands	US$1,000	100	–	Investment holding
Shijiazhuang Jiali Pharmaceutical Co., Ltd.	PRC	RMB20,000,000	99	–	Manufacture and sale of pharmaceutical products
Tin Lon Investment Limited	Hong Kong	HK$2	100	–	Investment holding
Unity Pacific Limited	British Virgin Islands	US$1	100	–	Investment holding

41. PARTICULARS OF SUBSIDIARIES – continued

Name of subsidiary	Place of incorporation/ registration and operations	Nominal value of issued/ registered capital	Percentage of nominal value of issued share capital held by the Company Directly %	Indirectly %	Principal activity
Vitam Pharmaceutical (Shijiazhuang) Co., Ltd.	PRC	US$5,270,000	100	–	Inactive
Weisheng Pharmaceutical (Shijiazhuang) Co., Ltd.	PRC	US$14,899,000	100	–	Manufacture and sale of pharmaceutical products
Zhongxing Pharmaceutical (Shijiazhuang) Co., Ltd.	PRC	RMB96,000,000	100	–	Manufacture and sale of pharmaceutical products

None of the subsidiaries had any debt capital outstanding at the end of the year or at any time during the year.

42. POST BALANCE SHEET EVENT

On February 26, 2002, a new waiver was granted by the Stock Exchange in respect of the ongoing connected transactions between certain members of the Group and the SPG Group. The new waiver was to replace the existing waiver which was previously granted by the Stock Exchange on July 29, 1999.

Details of these ongoing connected transactions were disclosed in the Company's circular to shareholders dated February 6, 2002, and were approved by shareholders in an extraordinary general meeting held on February 26, 2002.

RESULTS

	Year ended December 31,				
	1997	1998	1999	2000	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	***HK$'000***
TURNOVER	525,092	596,342	821,321	995,096	**1,168,244**
PROFIT FROM OPERATIONS	114,709	124,174	166,751	129,720	**190,800**
FINANCE COSTS	(25,009)	(21,304)	(29,407)	(29,843)	**(27,102)**
IMPAIRMENT OF GOODWILL OF AN ASSOCIATE	–	–	–	–	**(2,032)**
LOSS ON DISSOLUTION OF A SUBSIDIARY	–	–	–	(1,081)	–
GAIN ON DISPOSAL OF SUBSIDIARIES	–	–	–	–	**4,051**
SHARE OF LOSS OF AN ASSOCIATE	–	–	–	(290)	–
SHARE OF PROFIT OF A JOINTLY CONTROLLED ENTITY	2,196	5,657	7,210	3,779	**5,183**
PROFIT BEFORE TAXATION	91,896	108,527	144,554	102,285	**170,900**
TAXATION	–	6,029	1,072	21,364	**29,315**
PROFIT BEFORE MINORITY INTERESTS	91,896	102,498	143,482	80,921	**141,585**
MINORITY INTERESTS	991	1,059	1,460	448	**1,579**
PROFIT ATTRIBUTABLE TO SHAREHOLDERS	90,905	101,439	142,022	80,473	**140,006**

ASSETS AND LIABILITIES

	At December 31,				
	1997	1998	1999	2000	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	***HK$'000***
	(as restated)	(as restated)	(as restated)		
TOTAL ASSETS	1,305,949	1,502,853	1,943,132	1,950,203	**2,209,932**
TOTAL LIABILITIES	592,961	708,986	795,464	762,743	**878,698**
MINORITY INTERESTS	2,951	4,954	7,245	9,050	**9,592**
SHAREHOLDERS' FUNDS	710,037	788,913	1,140,423	1,178,410	**1,321,642**

TURNOVER TREND


HK$ million
1,400
1,200
1,000
800
600
400
200
0
525
596
821
995
1168
1997
1998
1999
2000
2001

NET PROFIT TREND


HK$ million
180
150
120
90
60
30
0
90.9
101.4
142.0
80.4
140.0
1997
1998
1999
2000
2001

營業額趨勢圖


百萬港元
1,400
1,200
1,000
800
600
400
200
0
525
596
821
995
1168
一九九七
一九九八
一九九九
二零零零
二零零一

淨溢利趨勢圖


百萬港元
180
150
120
90
60
30
0
90.9
101.4
142.0
80.4
140.0
一九九七
一九九八
一九九九
二零零零
二零零一

業績

	截至十二月三十一日止年度				
	一九九七年	一九九八年	一九九九年	二零零零年	**二零零一年**
	千港元	*千港元*	*千港元*	*千港元*	***千港元***
營業額	525,092	596,342	821,321	995,096	**1,168,244**
經營溢利	114,709	124,174	166,751	129,720	**190,800**
財務費用	(25,009)	(21,304)	(29,407)	(29,843)	**(27,102)**
聯營公司之商譽減值	–	–	–	–	**(2,032)**
解散附屬公司虧損	–	–	–	(1,081)	**–**
出售附屬公司收益	–	–	–	–	**4,051**
應佔聯營公司虧損	–	–	–	(290)	**–**
應佔合營企業溢利	2,196	5,657	7,210	3,779	**5,183**
除稅前溢利	91,896	108,527	144,554	102,285	**170,900**
稅項	–	6,029	1,072	21,364	**29,315**
除少數股東權益前溢利	91,896	102,498	143,482	80,921	**141,585**
少數股東權益	991	1,059	1,460	448	**1,579**
股東應佔溢利	90,905	101,439	142,022	80,473	**140,006**

資產及負債

	於十二月三十一日				
	一九九七年	一九九八年	一九九九年	二零零零年	**二零零一年**
	千港元	*千港元*	*千港元*	*千港元*	***千港元***
	（重新列賬）	（重新列賬）	（重新列賬）		
總資產	1,305,949	1,502,853	1,943,132	1,950,203	**2,209,932**
總負債	592,961	708,986	795,464	762,743	**878,698**
少數股東權益	2,951	4,954	7,245	9,050	**9,592**
股東資金	710,037	788,913	1,140,423	1,178,410	**1,321,642**

41. 附屬公司詳情（續）

附屬公司名稱	註冊／成立及經營所在地	已發行／註冊股本面值	本公司所持已發行股本面值之比例 直接 %	間接 %	主要業務
維達藥業（石家莊）有限公司	中國	5,270,000美元	100	–	無業務
維生藥業（石家莊）有限公司	中國	14,899,000美元	100	–	製造及銷售製藥產品
中興藥業（石家莊）有限公司	中國	人民幣96,000,000元	100	–	製造及銷售製藥產品

各附屬公司於年終或本年度內任何時間概無任何未償還借貸資本。

42. 結算日後事項

於二零零二年二月二十六日，聯交所批准關於本集團內若干公司與石藥集團一直進行之關連交易之新豁免。此項新豁免取代聯交所於一九九九年七月二十九日批准之現行豁免。

一直進行之關連交易詳情載於二零零二年二月六日本公司致股東通函中，並已於二零零二年二月二十六日舉行之股東特別大會上獲股東批准。

41. 附屬公司詳情

於二零零一年十二月三十一日之附屬公司詳情如下:

附屬公司名稱	註冊／成立及經營所在地	已發行／註冊股本面值	本公司所持已發行股本面值之比例 直接 %	間接 %	主要業務
China Antibiotic Pharmaceutical Corporation Limited	開曼羣島	12,000 美元	100	–	無業務
中國天然藥物有限公司	香港	1,000 港元	–	80	製造及銷售天然藥物產品
金利通有限公司	香港	3 港元	100	–	製藥產品貿易
河北中禾製藥有限公司	中國	人民幣 76,000,000 元	99	–	製造及銷售製藥產品
河北豐華製藥有限公司	中國	3,000,000 美元	99	–	製造及銷售製藥產品
河北中抗製藥有限公司	中國	人民幣 180,000,000 元	26	73	製造及銷售製藥產品
河北中潤製藥有限公司	中國	人民幣 97,880,000 元	99	–	製造及銷售製藥產品
M2b.com.hk Limited	英屬處女羣島	2,500,000 美元	–	90	無業務
Netcom Resources Limited	英屬處女羣島	1,000 美元	100	–	投資控股
石家莊佳利製藥有限公司	中國	人民幣 20,000,000 元	99	–	製造及銷售製藥產品
天輪投資有限公司	香港	2 港元	100	–	投資控股
Unity Pacific Limited	英屬處女羣島	1 美元	100	–	投資控股

40. 關連與關聯人士之交易及結餘（續）

附註：

(a) 該等交易乃參照市價而進行。

(b) 根據本集團與石藥集團訂立之服務協議，本集團根據石藥集團向本集團提供服務之性質及產生之實際數額向石藥集團支付服務費。

(c) 根據本集團與石藥集團訂立之服務協議，石藥集團根據產生之實際能源成本2%（作為手續費）向本集團支付管理費。

(d) 該等交易乃按營業額之0.75%至12%徵收。

(e) 年內，石藥集團向本集團一間附屬公司墊出長期貸款。該項貸墊款利息乃按中國人民銀行所報之銀行借款利率計算。

(f) 石藥集團於截至二零零零年十二月三十一日止年度內給予本集團之非貿易墊款於同年內悉數償還。該等墊款利息乃按年率7厘計算。

(g) 於二零零一年十二月二十七日，本公司之全資附屬公司維達藥業（石家莊）有限公司與石藥公司訂立買賣協議，出售若干位於中國河北省石家莊中山西路之廠房。出售代價為人民幣1,649,000元（約為1,554,000港元），相等於獨立專業物業估值公司卓德測計師行有限公司按公開市值評估此等出售樓宇於二零零一年十二月二十一日之價值。

(h) 年內，石藥集團已就給予本公司之銀行貸款向銀行提供150,000,000港元之公司擔保。

截至二零零零年十二月三十一日止年度內，石藥集團已就給予本集團附屬公司之銀行貸款向銀行提供95,416,000港元之公司擔保。

(i) 有關貸款並無抵押且免息。償還有關貸款乃從屬於一項銀行貸款。由於此項銀行貸款已於本年度內全數償還，故後償貸款中為數15,750,000港元之款額亦已償還，而餘額31,500,000港元已隨出售附屬公司而售出，詳見附註32。

(j) 交易乃根據本集團與一間附屬公司之少數股東訂立之合營協議進行。

(k) 本集團已將應收合營企業之股息作資本化，以增加於合營企業之投資。

(l) 該筆款項並無抵押，免息，須按通知償還。

此外，聯交所於二零零二年二月六日批准關於本集團與石藥集團若干一直進行之關連交易之新豁免，詳情見附註42。

40. 關連與關聯人士之交易及結餘（續）

(I) 關連人士（續）

公司名稱	交易性質／結餘	本集團 二零零一年 千港元	二零零零年 千港元
石藥集團	最終控股公司貸款利息支出（附註e）	**1,288**	–
	應付非貿易款項之利息支出（附註f）	–	60
	向石藥集團出售樓宇收益（附註g）	**1,554**	–
	石藥集團提供之擔保（附註h）	**150,000**	95,416
	於十二月三十一日應收（付）石藥集團之結餘		
	– 應收貿易款項	**146,989**	115,133
	– 後償貸款（附註i）	–	(47,250)
	– 長期貸款（附註e）	**(54,218)**	–
附屬公司之少數股東	已付顧問費（附註j）	–	1,936

(II) 關連人士以外之關聯人士

公司名稱	交易性質／結餘	本集團 二零零一年 千港元	二零零零年 千港元
華榮（本集團之合營企業）	採購原材料（附註a）	**31,326**	19,254
	股息收入（附註k）	**4,911**	2,747
	於十二月三十一日應收（付）華榮之結餘		
	– 應收股息	–	2,747
	– 應收非貿易款項（附註l）	**5,401**	5,117
	– 應付貿易款項	**(4,868)**	(2,997)

38. 或然負債

於二零零一年十二月三十一日，本公司已就給予本公司附屬公司之一般信貸額向銀行提供23,220,000港元（二零零零年：23,220,000港元）之公司擔保。

39. 僱員退休福利計劃

本集團為所有在香港之合資格僱員辦理強制性公積金計劃，該計劃之資產與本集團之資產分開，以基金形式持有，受信託人管理。

中國附屬公司之僱員為中國政府所管理之退休福利計劃之成員。

有關附屬公司需要向在中國之國家退休計劃作出供款，而供款乃相當於其在中國之附屬公司現有僱員月薪之20%。按照有關政府規例，此等僱員享有退休金乃根據其退休時基本薪金及服務年期計算。中國政府負責此等退休僱員之退休金負擔。在本年度內，中國附屬公司關於此等安排之供款約為13,646,000港元（二零零零年：9,284,000港元）。

40. 關連與關聯人士之交易及結餘

於本年度內，本集團與關聯人士（根據聯交所證券上市規則，若干關聯人士亦被視為關連人士）有重大交易及結餘。年內與該等公司之重大交易，以及於結算日與彼等之結餘如下：

(I) 關連人士

公司名稱	交易性質／結餘	本集團 二零零一年 千港元	 二零零零年 千港元
石藥集團	銷售製成品（附註a）	**162,532**	153,980
	採購原材料（附註a）	**24,656**	40
	支付有關行政、銷售、水電、能源、社區、土地使用權及其他後勤服務及設施之服務費（附註b）	**5,026**	7,142
	管理費收入（附註c）	**102**	184
	佣金收入（附註d）	–	211

35. 不涉現金之重大事項

年內，本公司應收合營企業之股息約4,911,000港元已作資本化，以增加於該合營企業之投資。

36. 經營租約承擔

	本集團	
	二零零一年	二零零零年
	千港元	*千港元*
年內根據土地及樓宇之經營租約已付之最低租金額	**6,178**	6,276

於結算日，根據不可撤銷經營租約本集團及本公司未來所支付於下列時間到期之最低租金承擔如下：

	二零零一年	二零零零年
	千港元	*千港元*
本集團		
– 一年內	**5,995**	5,413
– 於第二至第五年內（首尾兩年包括在內）	**1,998**	1,943
	7,993	7,356
本公司		
– 一年內	**1,310**	728
– 於第二至第五年內（首尾兩年包括在內）	**764**	–
	2,074	728

因本集團訂立之主要租約可向業主發出十二個月通知而終止，故未來最低租金額中重大部份於一年內到期。

37. 資本承擔

於結算日，本集團之資本承擔如下：

	本集團	
	二零零一年	二零零零年
	千港元	*千港元*
有關購買物業、機器及設備已簽約但未在財務報表中撥備之資本開支	**108,914**	53,739

於結算日，本公司並無任何資本承擔。

33. 解散附屬公司

	二零零一年 千港元	二零零零年 千港元
附屬公司解散時之資產淨值：		
應收貿易賬項及其他款項	–	1,171
銀行結餘及現金	–	1,405
其他應付款項	–	(1,903)
	–	673
解散附屬公司變現之商譽	–	408
解散附屬公司虧損	–	(1,081)
	–	–
解散附屬公司流出之現金	–	(1,405)

於截至二零零零年十二月三十一日止年度內解散之附屬公司並無對本集團之現金流量及營運業績造成任何重大影響。

34. 年內融資變動之分析

	股本 千港元	股份溢價 千港元	銀行貸款 千港元	最終控股公司之後償貸款 千港元	最終控股公司貸款 千港元	少數股東權益 千港元
於二零零零年一月一日	124,041	836,225	431,636	47,250	–	7,245
行使認股權證	4	67	–	–	–	–
新增銀行貸款	–	–	400,281	–	–	–
償還銀行貸款	–	–	(388,631)	–	–	–
少數股東股本出資	–	–	–	–	–	1,935
少數股東所佔溢利	–	–	–	–	–	448
已付附屬公司少數股東股息	–	–	–	–	–	(578)
於二零零零年十二月三十一日	124,045	836,292	443,286	47,250	–	9,050
新增銀行貸款	–	–	493,653	–	–	–
新增借款	–	–	–	–	100,992	–
償還銀行貸款及其他貸款	–	–	(430,190)	(15,750)	(46,774)	–
少數股東所佔溢利	–	–	–	–	–	1,579
已付附屬公司少數股東股息	–	–	–	–	–	(917)
出售附屬公司	–	–	(37,418)	(31,500)	–	(120)
於二零零一年十二月三十一日	124,045	836,292	469,331	–	54,218	9,592

32. 出售附屬公司

	二零零一年 *千港元*	二零零零年 *千港元*
出售淨資產：		
物業、機器及設備	**70,335**	–
存貨	**10,195**	–
應收貿易賬項及其他款項	**7,521**	–
銀行結存及現金	**4,777**	–
應付貿易賬項及其他款項	**(12,894)**	–
最終控股公司之後償貸款	**(31,500)**	–
銀行借款 – 一年內到期	**(37,418)**	–
少數股東權益	**(120)**	–
	10,896	–
出售所變現之商譽	**1,385**	–
出售所變現之滙兌儲備	**(191)**	–
出售附屬公司收益	**4,051**	–
	16,141	–
支付方式：		
現金代價	**16,141**	–

有關出售附屬公司之現金及現金等值流入淨額分析：

	二零零一年 *千港元*	二零零零年 *千港元*
已收現金代價	**16,141**	–
出售銀行結存及現金	**(4,777)**	–
	11,364	–

於年內出售之附屬公司對本集團之現金流量及經營業績並無重大貢獻。

30. 未確認之遞延稅項（續）

本年度未確認（未撥備）之遞延稅項進賬（支出）數額如下：

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
可抵銷日後應評稅溢利之稅務虧損	3,664	(38)	3,271	–
計稅之折舊準備超過財務報表扣除之折舊	52	(111)	53	(101)
	3,716	(149)	3,324	(101)

遞延稅務資產之效益由於不確定可於不久將來實現，故無在財務報表確認。

31. 除稅前溢利與來自經營業務之現金流入淨額之對賬

	二零零一年	二零零零年
	千港元	千港元
除稅前溢利	170,900	102,285
應佔聯營公司虧損	–	290
應佔合營企業溢利	(5,183)	(3,779)
解散附屬公司虧損	–	1,081
出售附屬公司收益	(4,051)	–
物業、機器及設備之減值虧損	3,543	17,250
撇銷已付購買物業、機器及設備之訂金	1,548	–
聯營公司之商譽減值	2,032	–
呆賬撥備	9,600	12,030
利息支出	24,627	29,843
利息收入	(2,138)	(6,635)
折舊及攤銷	88,715	82,348
無形資產攤銷	15,255	13,250
出售物業、機器及設備之虧損	3,596	25
可收回進項增值稅減少	–	1,216
存貨增加	(18,883)	(15,219)
應收貿易賬款及其他款項減少（增加）	35,528	(23,552)
應收票據增加	(109,198)	(36,833)
應收關聯公司貿易賬款增加	(31,856)	(7,588)
合營企業欠款減少	4,334	–
應付貿易賬項及其他款項增加（減少）	104,670	(43,740)
欠合營企業款項減少	–	(1,129)
來自經營業務之現金流入淨額	293,039	121,143

29. 儲備（續）

	股份溢價	商譽儲備	滙兑儲備	非分派儲備	累計溢利	總額
	千港元	千港元	千港元	千港元	千港元	千港元
本公司						
於二零零零年一月一日						
– 初次列賬	836,225	–	–	–	834	837,059
– 上年度調整（附註2）	–	–	–	–	40,933	40,933
– 重新列賬	836,225	–	–	–	41,767	877,992
行使認股權證產生之溢價	67	–	–	–	–	67
股東應佔溢利	–	–	–	–	2,986	2,986
股息（附註9）	–	–	–	–	(40,933)	(40,933)
於二零零零年十二月三十一日	836,292	–	–	–	3,820	840,112
股東應佔溢利	–	–	–	–	61,974	61,974
於二零零一年十二月三十一日	836,292	–	–	–	65,794	902,086

非分派儲備包括根據中國法規須自本公司中國附屬公司及合營企業之除稅後溢利中調撥之法定儲備。

於二零零一年十二月三十一日，本公司供分派予股東之儲備指65,794,000港元之累計溢利（二零零零年：3,820,000港元）。

30. 未確認之遞延稅項

於結算日，未確認（未撥備）之遞延稅務資產（負債）如下：

	本集團		本公司	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	千港元	千港元	**千港元**	千港元
下列事項產生時差之稅務影響：				
可抵銷日後應評稅溢利之稅務虧損	**4,553**	889	**3,764**	493
計稅之折舊準備超過 財務報表扣除之折舊	**(113)**	(165)	**(101)**	(154)
	4,440	724	**3,663**	339

29. 儲備

	股份溢價	商譽儲備	滙兌儲備	非分派儲備	累計溢利	總額
	千港元	千港元	千港元	千港元	千港元	千港元
本集團						
於二零零零年一月一日						
– 初次列賬	836,225	(169,047)	2,883	30,767	274,621	975,449
– 上年度調整（附註2）	–	–	–	–	40,933	40,933
– 重新列賬	836,225	(169,047)	2,883	30,767	315,554	1,016,382
行使認股權證產生之溢價	67	–	–	–	–	67
聯營公司商譽	–	(2,032)	–	–	–	(2,032)
解散附屬公司變現之商譽	–	408	–	–	–	408
轉讓（扣除少數股東權益後）	–	–	–	33,788	(33,788)	–
股東應佔溢利	–	–	–	–	80,473	80,473
股息（附註9）	–	–	–	–	(40,933)	(40,933)
於二零零零年十二月三十一日	836,292	(170,671)	2,883	64,555	321,306	1,054,365
聯營公司商譽減值	–	2,032	–	–	–	2,032
出售附屬公司變現之商譽／儲備	–	1,385	(191)	–	–	1,194
應佔合營企業非供分派之儲備	–	–	–	3,505	(3,505)	–
轉讓（扣除少數股東權益後）	–	–	–	24,876	(24,876)	–
股東應佔溢利	–	–	–	–	140,006	140,006
於二零零一年十二月三十一日	836,292	(167,254)	2,692	92,936	432,931	1,197,597
下列公司應佔之儲備：						
– 本公司及其附屬公司	836,292	(160,130)	2,585	89,431	418,908	1,187,086
– 聯營公司	–	–	–	–	(290)	(290)
– 合營企業	–	(7,124)	107	3,505	14,313	10,801
	836,292	(167,254)	2,692	92,936	432,931	1,197,597

26. 股本

	股份數量	價值
		千港元
每股面值 0.10 港元之普通股		
法定：		
於二零零零年一月一日、二零零零年十二月三十一日及二零零一年十二月三十一日	1,500,000,000	150,000
已發行及繳足：		
– 於二零零零年一月一日之結餘	1,240,407,879	124,041
– 行使認股權證（附註 27）	39,400	4
於二零零零年十二月三十一日與二零零一年十二月三十一日	1,240,447,279	124,045

27. 認股權證

根據本公司於一九九九年發行之認股權證細則，認購本公司新股權利之期限已於二零零一年十月二十日屆滿。本年內與認股權證期限屆滿前，並無認股權證持有人行使認股權證。

於截至二零零零年十二月三十一日止年度內，本公司之認股權證持有人行使合共 39,400 份認股權證，按認購價每股 1.80 港元認購 39,400 股本公司每股面值 0.10 港元之普通股。

28. 購股期權

於二零零一年十二月三十一日，根據本公司之購股期權計劃可認購股份而尚未行使之購股期權如下：

行使期限	每股行使價	於二零零一年十二月三十一日仍未行使
	港元	
二零零零年八月二十日至二零零三年八月十九日	0.67	30,000,000
二零零零年九月二十八日至二零零三年九月二十七日	0.62	20,000,000
二零零二年二月十六日至二零零四年五月二十六日	0.61	44,784,000
		94,784,000

於本年度內並無購股期權行使。

23. 銀行貸款

	本集團		本公司	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	千港元	*千港元*	***千港元***	*千港元*
銀行貸款	**469,331**	443,286	**135,000**	106,148
分析為：				
有抵押	**135,000**	–	**135,000**	–
無抵押	**334,331**	443,286	–	106,148
	469,331	443,286	**135,000**	106,148

須於下列期限償還之銀行貸款：

	本集團		本公司	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	千港元	*千港元*	***千港元***	*千港元*
一年內或按通知	**303,501**	311,634	**22,491**	53,074
一至二年	**88,948**	131,652	**44,982**	53,074
二至五年	**76,882**	–	**67,527**	–
	469,331	443,286	**135,000**	106,148
減：列為流動負債之款項	**(303,501)**	(311,634)	**(22,491)**	(53,074)
一年後到期之款項	**165,830**	131,652	**112,509**	53,074

24. 最終控股公司後償貸款

有關貸款並無抵押且免息。償還有關貸款乃從屬於一項銀行貸款。由於此項銀行貸款已於本年度內全數償還，故後償貸款中為數 15,750,000 港元之款額亦已償還，而餘額 31,500,000 港元已隨出售附屬公司而售出，詳見附註 32。

25. 最終控股公司貸款

此項貸款並無抵押，按商業利率計算利息，且須於二零零六年五月償還整筆款額。

20. 應收貿易賬項及其他款項

本集團向其貿易客戶提供 90 日至 120 日之信貸期。應收貿易賬項之賬齡分析如下：

	本集團	
	二零零一年	二零零零年
	千港元	*千港元*
0 至 90 日	**163,153**	162,975
91 至 180 日	**22,656**	66,154
181 至 365 日	**8,617**	45,020
	194,426	274,149
其他應收款項	**98,510**	71,436
	292,936	345,585

21. 應收貸款

此等貸款並無抵押，年息為 4.7 厘至 6.435 厘，須按通知償還。

22. 應付貿易賬項及其他款項

應付貿易賬項之賬齡分析如下：

	本集團	
	二零零一年	二零零零年
	千港元	*千港元*
0 至 90 日	**188,512**	72,908
91 至 180 日	**28,032**	47,108
181 至 365 日	**9,238**	10,813
365 日以上	**24,123**	23,377
	249,905	154,206
其他應付款項	**105,244**	109,962
	355,149	264,168

17. 於合營企業之投資

	本集團	
	二零零一年	二零零零年
	千港元	*千港元*
所佔資產淨值	**19,110**	14,713

於二零零一年十二月三十一日，本集團持有河北華榮製藥有限公司（「華榮」）註冊股本之50%權益，華榮為一家於中國成立之中外合資合營公司，從事製造及銷售維生素B12產品。

18. 應收貸款

貸款並無抵押，按年息率6.435厘計息，且須於下列期間償還：

	本集團	
	二零零一年	二零零零年
	千港元	*千港元*
一年內	**795**	795
一至二年	**795**	795
二至五年	**2,245**	2,385
五年後	**–**	655
	3,835	4,630
減：列為流動資產於一年內應收之款項	**(795)**	(795)
於一年後應收之款項	**3,040**	3,835

19. 存貨

	本集團	
	二零零一年	二零零零年
	千港元	*千港元*
原材料	**41,853**	36,751
在製品	**56,560**	51,453
製成品	**50,518**	52,039
	148,931	140,243

上列已包括在製品9,095,000港元（二零零零年：無）及製成品4,749,000港元（二零零零年：無），兩者均按可變現淨值入賬。

15. 無形資產

	知識產權 千港元	開發成本 千港元	公共事業使用權 千港元	總額 千港元
成本值				
於二零零一年一月一日	47,097	20,367	51,795	119,259
添置	3,170	21,721	–	24,891
於二零零一年十二月三十一日	50,267	42,088	51,795	144,150
攤銷				
於二零零一年一月一日	25,173	8,020	7,178	40,371
本年度準備	5,292	4,783	5,180	15,255
於二零零一年十二月三十一日	30,465	12,803	12,358	55,626
賬面淨值				
於二零零一年十二月三十一日	19,802	29,285	39,437	88,524
於二零零零年十二月三十一日	21,924	12,347	44,617	78,888

知識產權成本按預計可使用年期，以直線法分十年攤銷。

使用公用事業權利之成本按預計可使用年期，以直線法分十年攤銷。

開發成本遞延計算，並於商業投產日期起計三年期內以直線法撇銷。

16. 於聯營公司之投資

	本公司	
	二零零一年 **千港元**	二零零零年 千港元
非上市股份，成本值減已確認之減值虧損	–	2,322
所佔聯營公司資產淨值	–	–
	–	2,322

本公司於二零零一年十二月三十一日直接持有之聯營公司之詳情如下：

聯營公司名稱	註册成立地點	本公司持有之已發行股本面值比例	主要業務
宏高遠東有限公司	香港	30%	製藥產品貿易

11. 物業、機器及設備（續）

	傢俬、裝置及辦公室設備 千港元	汽車 千港元	總額 千港元
本公司			
成本值			
於二零零一年一月一日	596	1,005	1,601
添置	109	–	109
於二零零一年十二月三十一日	705	1,005	1,710
折舊及攤銷			
於二零零一年一月一日	124	50	174
本年度準備	141	201	342
於二零零一年十二月三十一日	265	251	516
賬面淨值			
於二零零一年十二月三十一日	440	754	1,194
於二零零零年十二月三十一日	472	955	1,427

12. 購買物業、機器及設備之訂金

本集團已就擴大於中國之生產設施支付截至二零零零年十二月三十一日止年度之訂金。此等訂金已於本年度內全數撇銷。

13. 於附屬公司之投資

	二零零一年 **千港元**	二零零零年 千港元
非上市投資，成本值	**484,225**	394,421

於二零零一年十二月三十一日之本公司附屬公司詳情列於附註41。

14. 附屬公司欠款

附屬公司之欠款預期不會於一年內償還。

11. 物業、機器及設備

	在中國之土地使用權 千港元	在中國之樓宇 千港元	機器設備 千港元	傢俬、裝置及辦公室設備 千港元	汽車 千港元	在建工程 千港元	總額 千港元
本集團							
成本值							
於二零零一年一月一日	23,725	156,457	1,118,432	1,414	14,256	24,314	1,338,598
添置	1,871	323	6,407	163	2,041	266,882	277,687
轉賬	–	59,336	(4,218)	–	480	(55,598)	–
出售	–	(4,522)	(17,344)	(24)	(2,342)	–	(24,232)
出售附屬公司	–	(23,179)	(63,057)	–	–	–	(86,236)
於二零零一年十二月三十一日	25,596	188,415	1,040,220	1,553	14,435	235,598	1,505,817
折舊及攤銷							
於二零零一年一月一日	1,344	17,621	246,347	465	6,523	–	272,300
本年度準備	1,233	6,857	77,800	294	2,531	–	88,715
出售撤銷	–	(3,027)	(11,275)	–	(862)	–	(15,164)
出售附屬公司撤銷	–	(2,034)	(13,867)	–	–	–	(15,901)
減值虧損	–	548	2,995	–	–	–	3,543
於二零零一年十二月三十一日	2,577	19,965	302,000	759	8,192	–	333,493
賬面淨值							
於二零零一年十二月三十一日	23,019	168,450	738,220	794	6,243	235,598	1,172,324
於二零零零年十二月三十一日	22,381	138,836	872,085	949	7,733	24,314	1,066,298

董事已於二零零一年十二月三十一日檢討本集團物業、機器及設備之賬面值。為數 2,995,000 港元之機器及設備減值虧損已在綜合收益表確認，此數額即根據貼現現金流量法按貼現率 4.24% 計算之機器及設備估值與其賬面值之差額。本集團參考獨立專業物業估值公司卓德測計師行有限公司估計之售價後，亦已確認樓宇之減值虧損 548,000 港元。

在建工程包括資本化利息支出 1,288,000 港元（二零零零年：無）。

本集團於結算日在中國持有之土地使用權及樓宇乃以中期租約持有。

8. 稅項

	二零零一年 千港元	二零零零年 千港元
稅項支出包括：		
中國所得稅		
– 本年度	**28,529**	16,439
– 上年度撥備不足	**–**	2,251
應佔合營企業稅項	**786**	2,674
	29,315	21,364

由於本公司及其香港附屬公司在本年度內並無應課稅溢利，故毋須繳付香港利得稅款。

根據適用的中國法律和規則，本集團之中國附屬公司自首個獲利年度起獲豁免繳交兩年之中國所得稅及其後三年間可獲減免50%。稅項支出經計及此等稅務優惠。

在中國成立之合營企業亦享有如上述附屬公司之中國稅務減免。

尚未確認之遞延稅項資產載於附註30。

9. 股息

董事會已建議派發末期股息每股3.6港仙（二零零零年：無），有待股東於股東大會上批准。

於二零零零年已派發截至一九九九年十二月三十一日止年度之末期股息每股3.3港仙。

10. 每股盈利

每股基本及攤薄盈利乃根據以下數字計算：

	二零零一年	二零零零年
股東應佔溢利	**140,006,000港元**	80,473,000港元
就每股基本盈利而言之普通股加權平均數	**1,240,447,279**	1,240,429,301
有關購股期權對普通股之潛在攤薄影響	**20,934,321**	16,000,000
就每股攤薄盈利而言之普通股加權平均數	**1,261,381,600**	1,256,429,301

由於截至二零零零年十二月三十一日止整年度內與直至二零零一年十月認股權證之到期日前，認股權證之行使價較每股公平價值為高，故計算每股攤薄盈利時，並無假設本公司當時尚未行使之認股權證獲行使。

7. 董事酬金及員工酬金

	二零零一年 千港元	二零零零年 千港元
董事		
董事袍金：		
執行	**160**	100
獨立非執行	**120**	120
	280	220
執行董事之其他酬金：		
薪金及其他福利	**3,255**	3,176
	3,535	3,396

截至二零零一年十二月三十一日止兩個年度，每年各董事酬金均為1,000,000港元以下。

員工

本集團最高薪酬之五名人士中，其中兩名為本公司董事（二零零零年：兩名），其酬金在以上附註列出。其餘三名最高薪酬人士之酬金總額如下：

	二零零一年 千港元	二零零零年 千港元
薪金及其他福利	**2,038**	1,999

截至二零零一年十二月三十一日止兩個年度，每年該等僱員各自之酬金均為1,000,000港元以下。

於本年度內，本集團概無向五名最高薪酬人士（包括董事）支付作為鼓勵加入或於加入本集團時或補償離職之款項。於本年度內概無董事放棄任何酬金。

4. 分類資料（續）

地域分類（續）

由於從各市場地區所得之溢利與集團整體之溢利與營業額比率大致相符，故無列報按市場地區劃分之所得溢利。

由於分類資產及資本開支賬面值之90%以上位於中國，故無列報該等數額之分析。

5. 經營溢利

	二零零一年 千港元	二零零零年 千港元
經營溢利已扣除：		
計入行政開支之		
無形資產攤銷	**15,255**	13,250
核數師酬金		
– 本年度	**1,100**	1,100
– 去年撥備不足	**–**	80
折舊及攤銷	**88,715**	82,348
出售物業、機器及設備之虧損	**3,596**	25
研究及開發成本	**267**	1,284
員工成本（包括董事酬金）	**87,109**	74,688
及已計入：		
銀行利息收入	**1,238**	5,210
應收貸款之利息收入	**900**	1,425

6. 財務費用

	二零零一年 千港元	二零零零年 千港元
借貸費用	**2,475**	–
於五年內悉數償還之銀行貸款之已付利息	**24,627**	29,783
已付關連人士利息（附註40(I)）	**1,288**	60
已確認之財務費用總額	**28,390**	29,843
減：在建工程資本化之利息	**(1,288)**	–
	27,102	29,843

4. 分類資料（續）

業務分類（續）

二零零零年（續）

按產品劃分之分類資產及分類負債賬面值分析如下：

	青霉素系列 千港元	7-ACA系列 千港元	維生素C系列 千港元	其他 千港元	綜合 千港元
資產					
分類資產	739,709	375,541	701,549	115,924	1,932,723
合營企業權益					14,713
未分配之公司資產					2,767
綜合總資產					1,950,203
負債					
分類負債	88,771	53,411	99,998	47,344	289,524
未分配之公司負債					473,219
綜合總負債					762,743

	青霉素系列 千港元	7-ACA系列 千港元	維生素C系列 千港元	其他 千港元	公司 千港元	綜合 千港元
其他資料						
資本開支	50,076	50,635	2,231	40,175	1,184	144,301
折舊及攤銷	45,599	19,147	29,841	864	147	95,598
已確認減值虧損	–	–	9,320	7,930	–	17,250
呆賬撥備	2,200	–	9,830	–	–	12,030

地域分類

本集團之業務位於中國、中國以外之亞洲地區及其他地區。本集團業務之分類資料列報如下：

	營業額	
	二零零一年 *千港元*	二零零零年 *千港元*
中國	**868,203**	755,159
中國以外之亞洲地區	**157,375**	122,892
其他地區	**142,666**	117,045
	1,168,244	995,096

4. 分類資料（續）

業務分類（續）

二零零一年（續）

	青霉素系列 千港元	7-ACA系列 千港元	維生素C系列 千港元	其他 千港元	公司 千港元	綜合 千港元
其他資料						
資本開支	30,080	232,849	28,928	10,611	110	302,578
折舊及攤銷	48,783	22,040	30,980	1,825	342	103,970
已確認減值虧損	–	–	3,543	–	–	3,543
呆賬撥備	3,133	2,167	4,300	–	–	9,600

二零零零年

	青霉素系列 千港元	7-ACA系列 千港元	維生素C系列 千港元	其他 千港元	綜合 千港元
營業額					
產品銷售額	428,798	230,793	317,677	17,828	995,096
分類業績	73,373	41,891	36,903	(14,301)	137,866
未分配之公司收入					3,051
未分配之公司支出					(11,197)
經營溢利					129,720
財務費用					(29,843)
解散附屬公司虧損					(1,081)
應佔聯營公司虧損					(290)
應佔合營企業溢利					3,779
除稅前溢利					102,285
稅項					(21,364)
未計少數股東權益前溢利					80,921
少數股東權益					(448)
股東應佔溢利					80,473

4. 分類資料

根據本集團之內部財務呈報方式，本集團決定業務分類為基本之呈報方式，而地域分類則為次要之呈報方式。

業務分類

本集團呈報之基本分類資料以產品劃分，即青霉素系列、7-ACA系列、維生素C系列及其他產品。此等產品之分類資料列報如下：

二零零一年

	青霉素系列 *千港元*	7-ACA系列 *千港元*	維生素C系列 *千港元*	其他 *千港元*	綜合 *千港元*
營業額					
產品銷售額	510,405	353,080	286,734	18,025	1,168,244
分類業績	108,855	103,276	822	(6,848)	206,105
未分配之公司支出					(15,305)
經營溢利					190,800
財務費用					(27,102)
聯營公司之商譽減值					(2,032)
出售附屬公司收益					4,051
應佔合營企業溢利					5,183
除稅前溢利					170,900
稅項					(29,315)
未計少數股東權益前溢利					141,585
少數股東權益					(1,579)
股東應佔溢利					140,006

按產品劃分之分類資產及分類負債賬面值分析如下：

	青霉素系列 *千港元*	7-ACA系列 *千港元*	維生素C系列 *千港元*	其他 *千港元*	綜合 *千港元*
資產					
分類資產	816,398	665,271	686,127	12,446	2,180,242
合營企業權益					19,110
未分配之公司資產					10,580
綜合總資產					2,209,932
負債					
分類負債	136,345	102,456	110,564	377	349,742
未分配之公司負債					528,956
綜合總負債					878,698

3. 主要會計政策（續）

外幣換算（續）

編製綜合賬目時，在中國之附屬公司及合營企業之財務報表均按有關結算日中國人民銀行所報之適當滙率換算為港元。一切因綜合賬目而產生之滙兌差額均計入儲備內。

稅項

稅項支出按本年度之業績並就毋須課稅或不獲稅務減免之項目作出調整後計算。部份收入及支出項目因在稅務上及財務報表上採用不同會計期間而引致時間差距，而時差在稅務上之影響有可能在可見將來確定為負債或資產時，則在財務報表中用負債法計算為遞延稅項。

借貸成本

購買、建造或生產合資格資產（即需要一段頗長時間始能達致其擬定用途或出售之資產）直接應計之借貸成本均資本化以作為此等資產成本值之一部份。當此等資產大體上已完成可作其預計用途或出售時即停止將該等借貸成本資本化。特定用於合資格資產之借貸，在其尚未支銷時用作短暫投資所賺取之投資收益，乃於已資本化之借貸成本內扣除。

所有其他借貸成本乃於產生之期間確認為開支。

退休福利計劃之供款

於中國之附屬公司為中國政府管理之國家管理退休福利計劃之成員，而於收入報表中扣除之退休福利計劃供款為中國附屬公司應付予其退休福利計劃之供款額。

經營租約

根據經營租約須支付之租金均以直線法按有關租約年期自收入報表中扣除。

3. 主要會計政策（續）

研究及開發成本

研究事務之開支於出現之期間確認為支出。

因開發支出所產生而源自內部之無形資產，僅於明確界定項目之開發成本預料會從日後之商業活動中收回時確認。所產生之資產於估計可使用年期以直線法攤銷。

商譽

商譽乃指購買代價高於本集團所佔附屬公司在購入日期時個別資產淨值之公允價值之數額，並緊隨收購後在儲備撇除。

因二零零一年一月一日前之收購產生之商譽繼續保留於儲備內，並於出售有關附屬公司或確定商譽減值時於收益表扣除。

因二零零一年一月一日後之收購產生之商譽會作資本化，並於可使用經濟年期內按直線法攤銷。收購聯營公司或合營企業產生之商譽計入聯營公司或合營企業之賬面值內。收購附屬公司產生之商譽在資產負債表中另自列報。

減值

每逢結算日，本集團會審定各項資產之賬面值，以確定是否有跡象顯示此等資產經已出現減值虧損。如果某項資產可收回之數額估計會低於其賬面值，該項資產之賬面值會削減至可收回之數額。減值虧損會即時確認為支出。

如減值虧損其後撥回，則資產之賬面值將增加至修訂後之估計可收回數額，惟增加後之賬面值不得超過假設過去年度並無確認該資產之減值虧損所計算之賬面值。撥回之減值虧損將即時確認為收入。

存貨

存貨按成本與可變現淨值兩者之較低值列賬。成本按加權平均法計算。

外幣換算

外幣交易按交易日期之滙率或合約結算滙率換算。以港元以外之貨幣結算之貨幣資產及負債按結算日之滙率再換算。因滙兌而引起的盈虧均撥入收入報表。

3. 主要會計政策（續）

合營公司

合營公司乃一項合約安排，據此，本公司與其他訂約方所進行之經濟活動受制於聯合控制權，而所參與之任何一方對其均概無單方面之控制權。

合營企業

合營企業指涉及一間獨立企業成立而各合營方均持有權益之合營安排。

本集團在合營企業之權益乃列入綜合資產負債表，按本集團應佔有關合營企業資產淨值減任何已知之減值虧損列賬。本集團應佔合營企業之購入後業績乃列入綜合收入報表內。

當本集團與其合營企業進行交易，除證明轉讓資產耗蝕之未變現虧損外，未變現之盈虧乃按本集團在有關合營企業之權益撇銷。

物業、機器及設備

在建工程按成本入賬，其包括屬於該等項目之所有建築成本及其他直接成本包括資本化之借貸成本。在建工程在完工前不作折舊。完竣之在建工程成本轉入物業、機器及設備之有關類別。

物業、機器及設備（除在建工程外）按成本減折舊、攤銷及累積減值虧損入賬。

資產出售或停止使用所產生之盈虧乃按資產出售所得收入與賬面值間之差額釐定，並列入收入報表內。

折舊及攤銷乃根據物業、機器及設備之預計可使用年期並經計及其估計剩餘價值後，以直線法撇銷其成本而撥備，折舊之年率如下：

在中國之樓宇	3.3% – 5%
機器設備	5% – 10%
傢俬、裝置及辦公室設備	20%
汽車	20%

土地使用權之成本乃以直線法按使用權之期限攤銷。

無形資產

知識產權成本乃按其預計可使用年期，以直線法分十年攤銷。

使用公用事業權利之成本乃按其預計可使用年期，以直線法分十年攤銷。

3. 主要會計政策

財務報表乃根據歷史成本及香港普遍採納之會計原則編製。採納之主要會計政策載列如下：

綜合賬目之基準

綜合財務報表包括本公司及其附屬公司截至每年十二月三十一日止之財務報表。

年內購入或出售之附屬公司、聯營公司或合營企業之業績，由有效購入日期起或直至有效出售日期止適當列於綜合收益表。

所有本集團公司間之重大交易及結餘已於綜合賬目時對銷。

營業額

營業額即本集團在年內將貨品售予外間客戶之已收及應收款項淨額，並經扣除增值稅及退貨後列賬。

收入之確認

銷售貨品乃於貨品交付及所有權轉移後方予以確認。

利息收入按時間基準參照未償還本金及適用利率累計。

服務收入於提供服務時確認。

投資所得之股息收入，於股東可收取該等款項之權利確立時確認。

於附屬公司之投資

於附屬公司之投資按成本減任何已知之減值虧損列入本公司之資產負債表內。

聯營公司權益

本集團於本年度攤佔其聯營公司之收購後業績計入綜合收益表，而於聯營公司之權益則按本集團應佔之聯營公司資產淨值減任何已知之減值虧損列於綜合資產負債表內。

本集團與其聯營公司交易時，未變現之盈虧將會撇減至本集團於有關聯營公司之權益，惟倘未變現虧損證明所轉讓資產出現虧損則除外。

聯營公司之業績乃按年內已收及應收股息列入本公司賬目內。於聯營公司之投資乃按成本減任何已知之減值虧損列入本公司之資產負債表內。

1. 一般事項

本公司為香港註册成立之公眾上市有限公司，其股份已於香港聯合交易所有限公司（「聯交所」）上市。

本公司之最終控股公司為根據中華人民共和國（「中國」）法律成立之國有企業石家莊製藥集團有限公司（「石藥公司」）。石藥公司連同其控制之公司（本集團成員公司除外）以下將統稱為「石藥集團」。

本公司之附屬公司主要從事製造及銷售製藥產品。

2. 採納會計實務準則

於本年度，本集團首次採納若干由香港會計師公會頒佈之全新及經修訂之會計實務準則（「會計實務準則」）。採納該等準則導致本集團之會計政策出現多項轉變。經修訂之會計政策載於附註 3。此外，全新及經修訂之準則引入其他及經修訂之披露規定（已於該等財務報表中採用）。去年之比較數字經已重列，以統一呈報方式。

採納該等全新及經修訂之準則導致本集團之會計政策出現下列轉變，影響本期間或過去期間所申報之數字。

於結算日後建議或宣派之股息

根據會計實務準則第 9 號（經修訂）「*結算日後事項*」，於結算日後建議或宣派之股息不會於結算日入賬為負債，但會於財務報表附註中披露。此項會計政策之轉變追溯運用於前期，故出現一項上年度調整。因此項轉變之影響，本集團於二零零零年一月一日之資產淨值增加 40,933,000 港元。

商譽

本期內，本集團採用會計實務準則第 30 號「*業務合併*」，並決定不重新列報過去於儲備撇銷之商譽。然而，收購有關附屬公司、聯營公司或合營企業日期與採納會計實務準則第 30 號日期之間出現之商譽減值虧損經已追溯確認，於二零零一年一月一日前之收購所產生之商譽繼續保留於儲備內，並於出售有關附屬公司、聯營公司或合營企業時，或於已知出現另外之減值虧損時，於收益表中扣除。

因於二零零一年一月一日或之後之收購而產生之商譽已作資本化，並按估計可使用年期攤銷。因二零零一年一月一日或之後之收購而產生之負值商譽於呈報時列為資產減損，並根據導致該餘額產生之情況分析撥入收益計算。

	附註	二零零一年 千港元	二零零零年 千港元
融資	34		
銀行貸款		**493,653**	400,281
最終控股公司貸款		**100,992**	–
償還銀行貸款及其他貸款		**(492,714)**	(388,631)
少數股東股本出資		**–**	1,935
以現金發行股份所得款項（已扣除費用）		**–**	71
來自融資之現金流入淨額		**101,931**	13,656
現金及現金等值增加（減少）		**56,478**	(78,148)
年初之現金及現金等值		**123,300**	201,448
年結之現金及現金等值，即爲銀行結存及現金		**179,778**	123,300

綜合現金流動表

截至二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元
來自經營業務之現金流入淨額	31	**293,039**	121,143
投資回報及財務收支			
已付利息		**(25,915)**	(29,843)
已付少數股東股息		**(917)**	(578)
已收利息		**2,138**	6,635
已付股息		**–**	(40,933)
來自投資回報及財務收支之現金流出淨額		**(24,694)**	(64,719)
來自稅項之現金流出			
已付中華人民共和國所得稅		**(36,777)**	(12,497)
投資業務			
購買物業、機器及設備		**(276,399)**	(127,634)
開發成本		**(21,721)**	(4,892)
購買知識產權		**(3,170)**	–
出售附屬公司所得款項（已扣除出售之現金及現金等值）	32	**11,364**	–
應收貸款償還		**7,433**	4,676
出售物業、機器及設備所得款項		**5,472**	1,435
購買使用電力及蒸氣動力之權利		**–**	(4,041)
於聯營公司之投資		**–**	(2,322)
購買物業、機器及設備之訂金		**–**	(1,548)
附屬公司解散流出之現金	33	**–**	(1,405)
來自投資業務之現金流出淨額		**(277,021)**	(135,731)
融資前之現金流出淨額		**(45,453)**	(91,804)

綜合已確認損益表

截至二零零一年十二月三十一日止年度

	二零零一年	二零零零年
	千港元	*千港元*
本年度溢利淨額及本年度已確認收益總額	**140,006**	80,473
購買聯營公司產生並於儲備內撇銷之商譽	–	(2,032)
	140,006	78,441
因處理確認股息之會計政策轉變之影響而產生之上年度調整（見附註2）		
— 於二零零零年一月一日累計溢利增加		40,933

資產負債表

於二零零一年十二月三十一日

	附註	二零零一年 千港元	二零零零年 千港元
非流動資產			
物業、機器及設備	11	**1,194**	1,427
於附屬公司之投資	13	**484,225**	394,421
附屬公司欠款	14	**690,182**	701,339
於聯營公司之投資	16	**–**	2,322
		1,175,601	1,099,509
流動資產			
其他應收款項		**511**	911
銀行結存及現金		**3,267**	429
		3,778	1,340
流動負債			
其他應付款項		**9,925**	10,652
欠附屬公司之款項		**8,323**	19,892
銀行貸款 —— 一年內到期	23	**22,491**	53,074
		40,739	83,618
淨流動負債		**(36,961)**	(82,278)
總資產減流動負債		**1,138,640**	1,017,231
非流動負債			
銀行貸款 —— 一年後到期	23	**112,509**	53,074
		1,026,131	964,157
資本及儲備			
股本	26	**124,045**	124,045
儲備	29	**902,086**	840,112
		1,026,131	964,157

董事
蔡東晨

董事
王憲軍

	附註	二零零一年 千港元	二零零零年 千港元
非流動負債			
最終控股公司後償貸款	24	–	47,250
最終控股公司貸款	25	**54,218**	–
銀行貸款——一年後到期	23	**165,830**	131,652
		220,048	178,902
		1,321,642	1,178,410
資本及儲備			
股本	26	**124,045**	124,045
儲備	29	**1,197,597**	1,054,365
		1,321,642	1,178,410

第 17 頁至第 52 頁之財務報表於二零零二年四月二十二日由董事會核准及批准刊發，並由下列董事代表簽署：

董事	*董事*
蔡東晨	**王憲軍**

綜合資產負債表

於二零零一年十二月三十一日

	附註	二零零一年 千港元	二零零零年 千港元
非流動資產			
物業、機器及設備	11	**1,172,324**	1,066,298
購買物業、機器及設備之訂金	12	**–**	1,548
無形資產	15	**88,524**	78,888
於合營企業之投資	17	**19,110**	14,713
應收貸款	18	**3,040**	3,835
		1,282,998	1,165,282
流動資產			
存貨	19	**148,931**	140,243
應收貿易賬款及其他款項	20	**292,936**	345,585
應收票據		**146,031**	36,833
應收貸款	21	**11,527**	18,960
應收關聯公司貿易款項	40	**146,989**	115,133
應收合營企業款項	40	**533**	4,867
可收回稅款		**209**	–
銀行結存及現金		**179,778**	123,300
		926,934	784,921
流動負債			
應付貿易賬款及其他款項	22	**355,149**	264,168
應付稅項		**–**	8,039
銀行貸款——一年內到期	23	**303,501**	311,634
		658,650	583,841
淨流動資產		**268,284**	201,080
總資產減流動負債		**1,551,282**	1,366,362
少數股東權益		**9,592**	9,050

綜合收益表

截至二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元
營業額		**1,168,244**	995,096
銷售成本		**(838,525)**	(747,722)
毛利		**329,719**	247,374
其他收入		**10,468**	12,638
分銷成本		**(25,694)**	(19,793)
行政開支		**(101,173)**	(78,372)
其他經營開支		**(9,377)**	(2,847)
呆賬撥備		**(9,600)**	(12,030)
物業、機器及設備之減值虧損		**(3,543)**	(17,250)
經營溢利	5	**190,800**	129,720
財務費用	6	**(27,102)**	(29,843)
聯營公司商譽之減值		**(2,032)**	–
解散附屬公司虧損		**–**	(1,081)
出售附屬公司收益		**4,051**	–
應佔聯營公司虧損		**–**	(290)
應佔合營企業溢利		**5,183**	3,779
除稅前溢利		**170,900**	102,285
稅項	8	**(29,315)**	(21,364)
除少數股東權益前溢利		**141,585**	80,921
少數股東權益		**(1,579)**	(448)
股東應佔溢利		**140,006**	80,473
股息	9	**44,656**	–
每股盈利	10		
基本		**11.29 仙**	6.49 仙
攤薄		**11.10 仙**	6.40 仙

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

致中國製藥企業投資有限公司股東
（於香港註册成立之有限公司）

本會計師行已完成審核載於第 17 頁至第 52 頁按照香港普遍採納之會計原則編製的財務報表。

董事及核數師的個別責任

《公司條例》規定董事須編製真實與公平的財務報表。在編製該等財務報表時，董事必須貫徹採用合適的會計政策。

本行的責任是根據本行審核工作的結果，對該等財務報表表達獨立的意見，並向股東作出報告。

意見的基礎

本行是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作的重大估計和判斷、所釐定的會計政策是否適合　貴公司及　貴集團的具體情況，以及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切本行認為必需的資料及解釋為目標，使本行能獲得充份的憑證，就該等財務報表是否存有重要錯誤陳述，作出合理的確定。在表達意見時，本行亦已衡量該等財務報表所載的資料在整體上是否足夠。本行相信，本行的審核工作已為下列意見建立了合理的基礎。

意見

本行認為上述的財務報表均真實與公平地反映　貴公司及　貴集團於二零零一年十二月三十一日的財政狀況及　貴集團截至該日止年度的溢利和現金流量，並已按照《公司條例》妥善編製。

德勤・關黃陳方會計師行
執業會計師

香港，二零零二年四月二十二日

結算日後事項

結算日後事項詳情載於財務表附註 42。

核數師

德勤 • 關黃陳方會計師行為本公司註册成立以來之核數師。本公司將於股東週年大會上提呈續聘該會計師行為核數師之決議案。

代表董事會
主席
蔡東晨

香港，二零零二年四月二十二日

主要股東

於二零零一年十二月三十一日，按本公司根據披露權益條例第 16(1) 條須保存之主要股東名册所載，以下股東持有本公司已發行股本 10% 或以上之權益：

股東名稱	所持本公司普通股數目	佔已發行股本百分比
石藥公司	651,054,779 *（附註）*	52.49%

除上文所披露者外，據本公司所知，於二零零一年十二月三十一日概無相當於本公司已發行股本 10% 或以上之任何其他權益。

附註： 在 651,054,779 股股份中，本公司之執行董事丁二剛先生以石藥公司信託人身份持有 25,000,000 股，而石藥公司之全資附屬公司中國詩薇製藥有限公司則持有 16,729,762 股。

關連交易

本年度內須予披露之關連交易詳情載於財務報表附註 40(I)。獨立非執行董事認為，上述交易乃本集團按以下各項訂立：

(i) 於本集團日常及一般業務範圍內；

(ii) 按一般商業條款或按對本公司股東而言屬公平合理之條款；及

(iii) 按管轄該等交易的協議條款或按不遜於獨立第三者所提供或獲提供之條款而訂立。

購買、出售或贖回本公司之上市證券

本年度內，本公司或其任何附屬公司概無購買、出售或贖回任何本公司之上市證券。

根據上市規則應用指引第 19 條作出之披露

根據一項定期貸款協議，如石藥公司不再持有本公司 40% 以上之已發行股本，將視作未有履行責任。於二零零一年十二月三十一日，該項定期貸款未償還之本金額為 135,000,000 港元，而最後一期還款之到期日為二零零五年五月二十一日。

除上文所披露者外，本公司並無其他事項須按上市規則應用指引第 19 條之規定而披露。

公司監管

董事認為，本公司在截至二零零一年十二月三十一日止整個年度內已遵守上市規則附錄十四所載之最佳應用守則。

購股期權(續)

董事	授出日期	行使期限	行使價	購股期權數目 於二零零一年一月一日尚未行使	年內獲授	年內作廢	於二零零一年十二月三十一日尚未行使
曲繼廣	二零零零年二月十九日	二零零零年八月二十日至二零零三年八月十九日	0.67港元	1,304,000	–	–	1,304,000
	二零零一年八月十五日	二零零二年二月十六日至二零零四年五月二十六日	0.61港元	–	3,000,000	–	3,000,000
岳進	二零零零年二月十九日	二零零零年八月二十日至二零零三年八月十九日	0.67港元	1,304,000	–	–	1,304,000
	二零零一年八月十五日	二零零二年二月十六日至二零零四年五月二十六日	0.61港元	–	3,000,000	–	3,000,000
				26,814,000	24,304,000	(2,900,000)	48,218,000
員工	一九九七年十月三十一日	一九九八年五月一日至二零零一年四月三十日	0.81港元	25,100,000	–	(25,100,000)	–
	二零零零年二月十九日	二零零零年八月二十日至二零零三年八月十九日	0.67港元	26,086,000	–	–	26,086,000
	二零零一年八月十五日	二零零二年二月十六日至二零零四年五月二十六日	0.61港元	–	20,480,000	–	20,480,000
				51,186,000	20,480,000	(25,100,000)	46,566,000
				78,000,000	44,784,000	(28,000,000)	94,784,000

本年度授出之購股權之公平價值合共約達4,501,000港元。運用Black-Scholes期權價格計算方式計出公平價值時，已作出下列主要假設：

1) 預期波幅68%；

2) 每年派息為盈利之30%；及

3) 香港外滙基金票據息率為4.295厘，並估計預期年期為2.8年。

收益表並無確認年內授出之購股權價值支出。

購買股份或債券之安排

除上文所披露者外，本公司或控股公司或同集團附屬公司或本公司之任何附屬公司於本年度內概無任何安排，致令本公司董事藉取得本公司或任何其他法人團體之股份或債券而獲得利益。

董事於合約上之利益

胡關李羅律師行(李嘉士先生為該律師行之合夥人)向本集團提供專業服務，並就此收取一般酬金。

除上述者外，各本公司董事在本公司、其控股公司或其任何附屬公司或同集團附屬公司於年內任何時間仍然生效之重大合約中，概無直接或間接擁有重大利益。

購股期權

本公司於一九九四年五月二十七日採納購股期權計劃（「該計劃」），主要為獎勵董事及合資格之員工。該計劃將於二零零四年五月二十六日屆滿。根據該計劃，本公司可向本集團之僱員包括執行董事授出購股期權以認購本公司股份，每批授出購股期權之代價為1港元。授出之購股期權須於授出日期起計28日內接納，並須支付代價，方為有效。認購價（可予調整）為股份面值及相當於緊接授出購股期權之日期前五個交易日本公司股份之平均最後成交價80%之數額兩者之較高者。授出購股期權可在董事會知會各獲授人士之期間內行使，惟在任何情況該期間不可超過該購股期權接納日期後六個月起計三年，且於該三年完結時或二零零四年五月二十六日（取其較早者）到期。

於二零零一年十二月三十一日，根據該計劃授出而尚未行使之購股期權涉及之股份數目為94,784,000股，佔該日本公司已發行股份7.6%。可授出之購股期權所涉及之股份數目，最高不得超過本公司當時已發行股本10%。

任何僱員獲授之購股期權，不得在其悉數行使時，導致該僱員有權認購之股份數目，連同彼因行使其前獲授之全部購股期權已獲發行之股份與根據彼其前獲授而當時尚有效且未行使之全部購股期權可發行之股份總數，超過根據該計劃當時已發行及可發行之股份總數之25%。年內，本公司已收取授出購股期權之代價18港元。

下表列出年內本公司購股期權之變動與年初及年終尚未行使之購股權：

				購股期權數目			
董事	授出日期	行使期限	行使價	於二零零一年一月一日尚未行使	年內獲授	年內作廢	於二零零一年十二月三十一日尚未行使
蔡東晨	一九九七年十月三十一日	一九九八年五月一日至二零零一年四月三十日	0.81港元	1,450,000	–	(1,450,000)	–
	二零零零年三月二十七日	二零零零年九月二十八日至二零零三年九月二十七日	0.62港元	10,000,000	–	–	10,000,000
	二零零一年八月十五日	二零零二年二月十六日至二零零四年五月二十六日	0.61港元	–	5,000,000	–	5,000,000
丁二剛	一九九七年十月三十一日	一九九八年五月一日至二零零一年四月三十日	0.81港元	1,450,000	–	(1,450,000)	–
	二零零零年三月二十七日	二零零零年九月二十八日至二零零三年九月二十七日	0.62港元	5,000,000	–	–	5,000,000
	二零零一年八月十五日	二零零二年二月十六日至二零零四年五月二十六日	0.61港元	–	3,000,000	–	3,000,000
王憲軍	二零零零年三月二十七日	二零零零年九月二十八日至二零零三年九月二十七日	0.62港元	5,000,000	–	–	5,000,000
	二零零一年八月十五日	二零零二年二月十六日至二零零四年五月二十六日	0.61港元	–	3,000,000	–	3,000,000
魏福民	二零零一年八月十五日	二零零二年二月十六日至二零零四年五月二十六日	0.61港元	–	4,304,000	–	4,304,000
劉義	二零零零年二月十九日	二零零零年八月二十日至二零零三年八月十九日	0.67港元	1,306,000	–	–	1,306,000
	二零零一年八月十五日	二零零二年二月十六日至二零零四年五月二十六日	0.61港元	–	3,000,000	–	3,000,000

董事及高層管理人員個人資料（續）

魏福民

一九九四年獲委任為本公司董事。魏先生，五十五歲，高級工程師。彼於一九七零年畢業於中國天津工業學院。魏先生具有超過二十年製藥業之技術及管理經驗，負責控制本集團生產之整體技術及生產管理。

劉義

二零零一年獲委任為本公司董事。劉先生，四十八歲，於一九八零年畢業於中國北京大學。劉先生具有超過二十年製藥業管理經驗。

曲繼廣

二零零一年獲委任為本公司董事。曲先生，四十七歲，具有超過二十年製藥業市場推廣及管理經驗。

岳進

二零零一年獲委任為本公司董事。岳先生，三十八歲，於一九八五年畢業於中國河北大學。岳先生具有超過十五年製藥業產品開發及項目管理經驗。

霍振興

一九九四年獲委任為本公司非執行董事。霍先生，六十五歲，為中國工商銀行河北省分行及石家莊市支行前行長。

李嘉士

一九九六年獲委任為本公司非執行董事。李先生，四十二歲，為專業律師及香港一家律師行之合夥人。

齊謀甲

一九九六年獲委任為本公司非執行董事。齊先生，六十八歲，高級工程師。彼為中國國家藥品監督管理局（「中國藥管局」）前董事。彼分別於一九七八年及一九八二至一九九四年出任中國藥管局副局長及局長。

董事證券權益

於二零零一年十二月三十一日，根據本公司按香港證券（披露權益）條例（「披露權益條例」）第29條存置之登記冊所載，董事或其聯繫人士概無於本公司普通股中擁有任何個人、家族、公司或其他權益。

除「購股期權」一節所披露者外，於二零零一年十二月三十一日，各董事、主要行政人員或彼等之聯繫人士概無在本公司或其任何聯營公司（釋義見披露權益條例）擁有任何證券權益，而本年度內董事或其配偶或未滿十八歲的子女亦概無任何權利認購本公司證券，或曾行使任何該等權利。

董事及董事之服務合約

本年度及至本報告日期止之本公司董事為：

執行董事：

蔡東晨（主席）
丁二剛
王憲軍
魏福民
劉　義　　（於二零零一年二月二十二日獲委任）
曲繼廣　　（於二零零一年二月二十二日獲委任）
岳　進　　（於二零零一年二月二十二日獲委任）
魏國平　　（於二零零二年三月十九日辭世）

獨立非執行董事：

霍振興
李嘉士
齊謀甲

根據本公司之組織章程細則規定第101條，蔡東晨先生、王憲軍先生及齊謀甲先生將於應屆股東週年大會上依章輪值告退，惟彼等均願應選連任。

各獨立非執行董事之任期均為直至其按照本公司之組織章程細則輪值依章告退為止。

擬在即將舉行之股東週年大會上膺選連任之董事，概無與本公司或其任何附屬公司訂有本集團不可於一年內毋須補償（法定補償除外）而終止之服務合約。

董事及高層管理人員個人資料

蔡東晨

一九九八年獲委任為本公司董事。蔡先生，四十八歲，高級工程師，為石藥公司之主席。蔡先生於一九七二年畢業於中華人民共和國（「中國」）河北財經學院。彼於一九七二年加入中國河北製藥廠（「河北製藥」）任技術員，其後於一九八四年獲委任為河北製藥之廠長。蔡先生具有超過二十年製藥業管理經驗。

丁二剛

一九九七年獲委任為本公司董事。丁先生，四十一歲，經濟師。彼畢業於中國河北經貿大學，後加入河北省政府研究室任助理研究員。丁先生負責整體財務管理。

王憲軍

一九九四年獲委任為本公司董事。王先生，三十九歲，高級工程師。彼於一九八七年畢業於中國化學工業部北京化工研究院，取得化工學碩士學位。王先生負責本集團對投資者及中介機構之聯絡。

董事會報告書

董事會謹提呈截至二零零一年十二月三十一日止年度之年報及經審核之財務報表。

主要業務

本公司為一間投資控股公司。其附屬公司之業務詳情載於財務報表附註41。

主要客户及供應商

截至二零零一年十二月三十一日止年度，本集團五大客戶之銷售額合共佔本集團之總銷售額約39%，而本集團最大客戶之銷售額約佔14%，即售予本公司最終控股公司石家莊製藥集團有限公司（「石藥公司」）控制之公司（本集團成員公司以外）之銷售額。

本年度內，本集團向五大供應商採購之物料合共佔本集團之總採購額少於30%。

除石藥公司外，各董事、彼等之聯繫人士又或就董事所知擁有本公司5%以上已發行股本之任何本公司股東概無擁有任何上述客戶之任何實益權益。

業績及分配

截至二零零一年十二月三十一日止年度之本集團業績及本公司分配載於本年報第17頁之綜合收益表及隨附之財務報表附註內。

本公司建議派發末期股息每股3.6港仙。

儲備

本集團及本公司之儲備於本年度內之變動情況載於財務報表附註29。

物業、機器及設備

本年度內，本集團主要為擴展7-ACA產品之生產設施及改良頭孢唑啉及7–ACA產品生產設施而興建新廠房及機器設備而支付成本。有關詳情及本年度內本集團物業、機器及設備之其他變動詳情載於財務報表附註11。

股本、認股權證及購股期權

本公司已發行股本、認股權證及購股期權之變動詳情分別載於財務報表附註26、27及28。

法定股本

董事會建議透過於本公司股本中增設1,500,000,000股每股面值0.10港元之新股，將法定股本由150,000,000港元增至300,000,000港元，以令本公司有足夠之未發行股份可作未來用途。

致意

本人謹代表董事會在此對年內股東之支持及本公司員工之勤勉深表謝意。

主席
蔡東晨

香港，二零零二年四月二十二日

新產品開發

本集團開發的國家一類新藥丁苯酞已完成三期臨床工作，並已向國家藥品監督管理局申請批准，由於一類新藥的審批相當嚴格，我們預期可於本年度二、三季度獲得生產批文。集團已着手該產品生產線的建設，一經批准，可立即投入市場。

展望

二零零二年度本集團將主要做好如下工作：

1. 生產經營：確保現有產品滿負荷生產，而重點為 7-ACA 業務及其它新產品。隨着 7-ACA 系列的擴產，集團在二零零二年度的營業額及利潤預期會有大幅度提升。

2. 市場開拓：將加強制劑產品市場的開發工作，確保集團在此新市場領域迅速佔有重要地位。丁苯酞產品一經批准，將立即投入市場，冀望新業務在二零零二年度有理想的銷售成績。

3. 收購及發展：集團將密切留意任何優質的收購機會，以擴大集團的資產及業務基礎，同時，集團也考慮將一部份資產及業務通過重組在國內 A 股股票市場上市的可能，有關進展我們會於適當時候公佈。

財務回顧

於二零零一年十二月三十一日，本集團之銀行貸款總額為 469,000,000 港元，較上年度結算日之 443,000,000 港元增加 26,000,000 港元。銀行貸款須於四年內償還，其中 303,000,000 港元須於一年內償還，而餘下 166,000,000 港元則於二至四年內償還。

資本負債比率為 22%，乃按年結日本集團之貸款淨額（已扣除現金及銀行結存 180,000,000 港元）除以股東資金計算。

於年結日，本集團大部份銀行貸款（約 71%）乃以人民幣計值，餘下之銀行貸款則以港元計值。由於本集團之收入主要為人民幣，其滙率波動風險並不重大。

僱員

於年結日，本集團共有僱員約 4,310 人，大部份受僱於國內。彼等支取之薪酬與市場水平相若，並享有福利例如醫療、退休福利及購股期權計劃。

7-ACA 系列

本年度 7-ACA 的產量達到 295 噸，首次達到原有設計能力，和上年度相比，增長了 43%。下游產品頭孢唑啉的產量達到 146 噸，較上年度增長 47%。本系列的銷售額比上年度增長 53%，佔集團銷售額的 30%。另外，現有幾個頭孢菌素類產品在開發中，其中頭孢哌酮及頭孢拉定已投入生產。

隨着 7-ACA 生產線的擴產工程於本年度內完成，7-ACA 的年生產能力達到 800 噸。現時本集團成為亞洲最大的生產商，並為中國、東亞和印度市場的主要供應商。我們相信，隨着生產能力的擴大，我們在該市場的優勝地位得到進一步鞏固，且本系將成為本集團銷售額及盈利增長的主要來源。

維生素 C 系列

本年度維生素 C 的產量增長 7%，達到 11,222 噸，產品價格則平均有 20% 左右的跌幅。銷售額比去年下降了 10%，對集團銷售額的貢獻亦進一步降至 25%。維生素 C 系列的市場正在進行一次深刻的調整，公司將密切留意相關動向，及時調整系列內產品組合，最大限度地減輕市場調整之衝擊。

產品成本及毛利率

通過有效的生產成本控制措施和採用新技術及設備，集團所有產品的生產成本都有一定幅度下降。其中頭孢唑啉的成本降幅最大，達 25%，而 7-ACA，維生素 C 和阿莫西林的成本都有 10% 以上的降幅。生產成本下降加上 7-ACA 和青霉素系列市場好轉，使集團的毛利率達到 28%，比上年度增長 3%。

收購及出讓資產

於二零零二年四月二十二日，本公司簽署協議收購若干制劑生產線。收購完成後，本集團的產品組合會從原來的原料藥多元化為原料藥和制劑產品。隨着增加了制劑產品，本集團的市場領域將大為擴大，對以後新產品的開發極為有利。是項收購將會增強本集團的資產基礎和盈利基礎，並帶來可觀的收益。

集團於本年度將柯柯豆碱業務出售，以清理該項非核心的虧損業務。



本人謹代表董事會呈報截至二零零一年十二月三十一日止年度之年報。

業績

本集團於截至二零零一年十二月三十一日止年度錄得營業額1,168,244,000港元，比上年度增長17%。本年度股東應佔溢利為140,006,000港元，比上年度增長74%。營業額及溢利之增長主要為7-ACA系列擴產、青霉素系列市場轉旺及有效控制生產成本的共同成果。

股息

董事會建議派發截至二零零一年十二月三十一日止年度末期股息每股3.6港仙（二零零零年：無）。

業務回顧及展望

生產及銷售

本年度集團所有產品生產線均保持滿負荷生產，三大系列的生產總量達到歷史最高水平，並保持產銷平衡的良好狀態。三大系列的品種進一步多樣化，產品品種已達15種之多。目前集團銷售額的分佈已十分分散，沒有一個產品佔總銷售額的20%以上，大大減輕了集團對某一產品的依賴性風險。

青霉素系列

本年度青霉素的產量比上年度增加12%，達到2,787噸，而銷售額增加了19%，反映本系列的產品價格上升。該系列繼續成為集團銷售額的最大貢獻者，佔集團本年銷售額的44%。

我們相信，本系列的良好市場環境會在二零零二年度保持下來。

股東週年大會通告

茲通告本公司定於二零零二年五月二十七日（星期一）上午十時正假座香港灣仔港灣道一號萬麗海景酒店閣樓會議廳召開股東週年大會，以便處理下列事項：

一、省覽截至二零零一年十二月三十一日止年度之經審核財務報告、董事會報告及核數師報告。

二、宣派末期股息。

三、重選董事及釐定董事酬金。

四、續聘核數師及授權董事會釐定其酬金。

承董事會命
秘書
李嘉士

香港，二零零二年四月二十二日

附註：

一、凡有權出席上述大會並於會上投票之股東，均有權委派一位或多位代表出席，並於投票表決時代其投票。受委代表毋須為本公司之股東。

二、代表委任表格連同授權簽署該表格之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或授權文件之副本，最遲須於大會或其任何續會指定舉行時間四十八小時前送達香港灣仔港灣道 1 號會展廣場辦公大樓 28 樓 2802-2806 室本公司註册辦事處，方為有效。

三、本公司將於二零零二年五月二十一日星期二至二零零二年五月二十七日星期一（包括首尾兩天在內）暫停辦理股東之股份過戶登記手續。為確保享有擬派末期股息之資格，所有填妥之過戶表格連同有關之股票，必須於二零零二年五月十七日星期五下午四時前交回本公司之股份過戶登記處秘書商業服務有限公司（地址為香港中環干諾道中 111 號永安中心 5 樓），辦理手續。

公司架構


中國製藥企業投資
有限公司
100%
99%
100%
100%
100%
100%
100%
100%
100%
99%
99%
99%
天輸投資
有限公司
河北中潤
製藥有限
公司
維生藥業
(石家莊)
有限公司
維達藥業
(石家莊)
有限公司
中興藥業
(石家莊)
有限公司
金利通
有限公司
Unity Pacific
Limited
China Antibiotic
Pharmaceutical
Corporation
Limited
Netcom
Resources
Limited
河北中禾
製藥
有限公司
河北豐華
製藥
有限公司
石家莊
佳利製藥
有限公司
26.01%
72.99%
50%
90%
80%
30%
河北中抗
製藥有限
公司
河北華榮
製藥有限
公司
M2b.com.hk
Limited
中國天然
藥物
有限公司
宏高遠東
有限公司

董事

執行董事：

蔡東晨（*主席*）

丁二剛

劉　義

曲繼廣

王憲軍

魏福民

岳　進

獨立非執行董事：

霍振興

李嘉士

齊謀甲

律師

胡關李羅律師行

香港

康樂廣場1號

怡和大廈二十七樓

核數師

德勤•關黃陳方會計師行

執業會計師

香港

中環干諾道中111號

永安中心二十六樓

授權代表

丁二剛

王憲軍

公司秘書

李嘉士

註册辦事處

香港

灣仔

港灣道1號

會展廣場

辦公大樓28樓

2802-2806室

股份過户登記處

秘書商業服務有限公司

香港

干諾道中111號

永安中心五樓

主要往來銀行

中信嘉華銀行有限公司

中國工商銀行石家莊分行

證券交易所

香港聯合交易所有限公司

目錄

中國製藥企業投資有限公司
CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

二零零一年年報